Form 10-K, Exhibit 13
period 1994-08-31
UNITED STATIONERS INC
filed 1994-11-23
CIK 355999

                                                                      EXHIBIT 13

REPORT OF MANAGEMENT

     The management of United Stationers Inc. is primarily responsible for the information and representations contained in this annual report. The financial statements and related notes were prepared in accordance with generally accepted accounting principles and include amounts that are based on management's best judgments and estimates. The other financial information included in this annual report is consistent with that in the financial statements.

     In meeting its responsibility for the reliability of the financial statements, the Company depends on its system of internal accounting controls. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and an internal audit department.

     The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees, meets regularly with management, with the Company's internal auditors and with its independent certified public accountants to discuss its evaluation of internal accounting controls and the quality of financial reporting. The independent auditors and the internal auditors have free access to the Audit Committee, without management's presence.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF
DIRECTORS OF UNITED STATIONERS INC. :

     We have audited the accompanying consolidated balance sheets of UNITED STATIONERS INC. (a Delaware Corporation) AND SUBSIDIARIES as of August 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' investment and cash flows for fiscal years ended August 31, 1994, 1993 and 1992. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Stationers Inc. and Subsidiaries as of August 31, 1994 and 1993, and the results of its operations and its cash flows for the fiscal years ended August 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

     ARTHUR ANDERSEN LLP
     Chicago, Illinois,
     October 6, 1994.


QUARTERLY STOCK PRICE DATA
United Stationers Inc.

- - ---------------------------------------------------------------------------
                                                               Common Stock
                                                                Price Range
                                                          (Last Sale Price)
- - ---------------------------------------------------------------------------

YEAR ENDED AUG. 31, 1994                       LOW                     HIGH
- - ---------------------------------------------------------------------------
First Quarter                              $    13                  -16 1/4
Second Quarter                              12 7/8                  -15 3/4
Third Quarter                               10 3/4                  -15 1/4
Fourth Quarter                               8 7/8                      -11
- - ---------------------------------------------------------------------------
Year Ended Aug. 31, 1993                       Low                     High
- - ---------------------------------------------------------------------------
First Quarter                              $12 1/2                      -16
Second Quarter                              15 1/2                      -20
Third Quarter                               16 1/4                      -19
Fourth Quarter                              12 3/4                      -17
- - ---------------------------------------------------------------------------


Shown to the left is the last sale price of the Company's common stock, as quoted by NASDAQ. The Company's common stock is included in the National Assoication of Securities Dealers, Inc. The number of holders of record of the Company's common stock as of Sept. 30, 1994 was 1,393.

QUARTERLY FINANCIAL DATA(1) (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)
UNAUDITED
United Stationers Inc. and Subsidiaries
- - -----------------------------------------------------------------------

                                                       Gross                      Earnings      Dividends      Wtd. Avg.
                                          Net         Profit            Net            Per           Paid         Shares
                                        Sales       on Sales         Income          Share      Per Share    Outstanding
- - ------------------------------------------------------------------------------------------------------------------------

YEAR ENDED AUG. 31, 1994
- - ------------------------------------------------------------------------------------------------------------------------
First Quarter                      $  370,597      $  84,774        $ 5,924          $0.32          $0.10     18,582,939
- - ------------------------------------------------------------------------------------------------------------------------
Second Quarter                        369,988         82,560          3,844           0.21           0.10     18,587,082
- - ------------------------------------------------------------------------------------------------------------------------
Third Quarter                         360,022         77,541          2,235           0.12           0.10     18,588,828
- - ------------------------------------------------------------------------------------------------------------------------
Fourth Quarter                        372,417         78,026          3,746           0.20           0.10     18,590,226
- - ------------------------------------------------------------------------------------------------------------------------
Totals                             $1,473,024       $322,901        $15,749          $0.85          $0.40     18,587,282
- - ------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------

- - ------------------------------------------------------------------------------------------------------------------------
YEAR ENDED AUG. 31, 1993
First Quarter                      $  365,321       $ 81,824        $ 5,111          $0.28          $0.10     18,539,129
- - ------------------------------------------------------------------------------------------------------------------------
Second Quarter                        378,818         86,809          5,573           0.30           0.10     18,555,082
- - ------------------------------------------------------------------------------------------------------------------------
Third Quarter                         365,791         86,056          4,826           0.26           0.10     18,567,498
- - ------------------------------------------------------------------------------------------------------------------------
Fourth Quarter                        360,185         89,830          5,850           0.31           0.10     18,576,370
- - ------------------------------------------------------------------------------------------------------------------------
Totals                             $1,470,115       $344,519        $21,360          $1.15          $0.40     18,559,600
- - ------------------------------------------------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------------------------------------------------

(1) Refer to accompanying financial statements and the notes thereto.



SELECTED FINANCIAL INFORMATION(1) (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)


United Stationers Inc. and Subsidiaries
- - ------------------------------------------------------------------------------------------------------------------------

For the Fiscal Year Ended                      Aug. 31, 1994       Aug. 31, 1993       Aug. 31, 1992       Aug. 31, 1991
- - ------------------------------------------------------------------------------------------------------------------------

Net Sales                                        $ 1,473,024         $ 1,470,115         $ 1,094,275         $   951,109
- - ------------------------------------------------------------------------------------------------------------------------
Gross Profit on Sales                                322,901             344,519             245,687             218,708
- - ------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                   286,607             298,405             219,285             195,694
- - ------------------------------------------------------------------------------------------------------------------------
Income from Operations                                36,294              46,114              26,402              23,014
- - ------------------------------------------------------------------------------------------------------------------------
Income Taxes                                          10,309              15,559               8,899               7,008
- - ------------------------------------------------------------------------------------------------------------------------
Net Income                                            15,749              21,360              11,364               9,910
- - ------------------------------------------------------------------------------------------------------------------------
Net Income Per Common Share                             0.85                1.15                0.71                0.64
- - ------------------------------------------------------------------------------------------------------------------------
Cash Dividends Declared and Paid Per Share              0.40                0.40                0.40                0.40
- - ------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares and
Common Share Equivalents Outstanding              18,587,282          18,559,600          16,088,450          15,518,654
- - ------------------------------------------------------------------------------------------------------------------------
Capital Expenditures -- Net(2)                   $    10,499             $29,958         $     8,291         $    15,765
- - ------------------------------------------------------------------------------------------------------------------------
As of Fiscal Year End
- - ------------------------------------------------------------------------------------------------------------------------
Current Assets                                   $   404,498            $416,919            $398,239            $258,728
- - ------------------------------------------------------------------------------------------------------------------------
Total Assets                                         587,257             609,234             577,671             391,457
- - ------------------------------------------------------------------------------------------------------------------------
Current Liabilities                                  164,671             200,845             183,628             123,381
- - ------------------------------------------------------------------------------------------------------------------------
Working Capital                                      239,827             216,074             214,611             135,347
- - ------------------------------------------------------------------------------------------------------------------------
Long-term Obligations                                159,149             156,208             156,276              68,867
- - ------------------------------------------------------------------------------------------------------------------------
Stockholders' Investment                             246,010             237,697             223,387             181,584
- - ------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding                         18,590,226          18,576,634          18,536,926          15,518,555
- - ------------------------------------------------------------------------------------------------------------------------
Book Value Per Share Outstanding                 $     13.23         $     12.80         $     12.05         $     11.70
- - ------------------------------------------------------------------------------------------------------------------------

(1)Refer to accompanying financial statements and the notes thereto.  (2) Includes capitalized leases.



For the Fiscal Year Ended             Aug. 31, 1990  Aug. 31, 1989  Aug. 31, 1988  Aug. 31, 1987  Aug. 31, 1986  Aug. 25, 1985
- - -------------------------------------------------------------------------------------------------------------------------------

Net Sales                               $  993,178     $  968,762     $  855,961     $  729,880     $  631,984     $  546,320
- - -------------------------------------------------------------------------------------------------------------------------------
Gross Profit on Sales                      224,230        232,845        211,536        178,615        155,728        142,661
- - -------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                         195,863        187,421        169,289        146,060        126,733        113,561
- - -------------------------------------------------------------------------------------------------------------------------------
Income from Operations                      28,367         45,424         42,247         32,555         28,995         29,100
- - -------------------------------------------------------------------------------------------------------------------------------
Income Taxes                                 8,523         15,713         14,963         14,009         11,822         12,037
- - -------------------------------------------------------------------------------------------------------------------------------
Net Income                                  12,838         24,715         23,147         15,118         14,241         14,010
- - -------------------------------------------------------------------------------------------------------------------------------
Net Income Per Common Share                   0.83           1.60           1.50           0.99           0.96           1.02
- - -------------------------------------------------------------------------------------------------------------------------------
Cash Dividends Declared and Paid Per Share    0.40           0.36           0.29           0.24           0.23           0.19
- - -------------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares and
Common Share Equivalents Outstanding    15,494,772     15,470,580     15,411,505     15,331,811     14,845,833     13,750,055
- - -------------------------------------------------------------------------------------------------------------------------------
Capital Expenditures -- Net(2)           $  15,067      $  41,235      $   9,903      $  23,454      $  11,567      $  26,057
- - -------------------------------------------------------------------------------------------------------------------------------
As of Fiscal Year End
- - -------------------------------------------------------------------------------------------------------------------------------
Current Assets                           $ 250,226      $ 253,269      $ 266,929      $ 206,155      $ 167,410      $ 135,122
- - -------------------------------------------------------------------------------------------------------------------------------
Total Assets                               383,512        381,776        358,899        294,692        249,801        211,032
- - -------------------------------------------------------------------------------------------------------------------------------
Current Liabilities                        115,806        121,876        125,321        101,579         71,320         81,468
- - -------------------------------------------------------------------------------------------------------------------------------
Working Capital                            134,420        131,393        141,608        104,576         96,090         53,654
- - -------------------------------------------------------------------------------------------------------------------------------
Long-term Obligations                       73,122         75,644         73,777         54,383         53,238         47,066
- - -------------------------------------------------------------------------------------------------------------------------------
Stockholders' Investment                   177,777        170,894        151,088        131,982        120,009         78,663
- - -------------------------------------------------------------------------------------------------------------------------------
Common Shares Outstanding               15,504,606     15,487,242     15,430,684     15,355,002     15,305,700     13,762,783
- - -------------------------------------------------------------------------------------------------------------------------------
Book Value Per Share Outstanding         $   11.47      $   11.03       $   9.79        $  8.60        $  7.84        $  5.72
- - -------------------------------------------------------------------------------------------------------------------------------


(1)Refer to accompanying financial statements and the notes thereto. (2) Includes capitalized leases.


CONSOLIDATED BALANCE SHEETS (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)
UNITED STATIONERS INC. AND SUBSIDIARIES
- - -------------------------------------------------------------------------------

                                                         Aug. 31,       Aug. 31,
ASSETS                                                     1994           1993
- - -------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                               $  6,920       $  7,889
Accounts receivable, less reserves for doubtful
  accounts of $4,010 in 1994 and $3,964 in
  1993 and reserves for sales returns, rebates,
  and allowances of $25,509 in 1994 and
  $25,552 in 1993                                        156,272        162,844

Inventories                                              225,794        229,760

Deferred income taxes and prepaid expenses                15,512         16,426
- - -------------------------------------------------------------------------------
Total current assets                                    $404,498       $416,919
- - -------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST

Land and buildings                                      $ 92,099        $90,147

Fixtures and equipment                                   150,630        143,415

Leasehold improvements                                        36             46

Assets under capital leases                                1,163          1,210
- - -------------------------------------------------------------------------------
Total property, plant and equipment                     $243,928       $234,818

Less -- Accumulated depreciation and amortization        114,364         97,182
- - -------------------------------------------------------------------------------
Net property, plant and equipment                       $129,564       $137,636
- - -------------------------------------------------------------------------------
GOODWILL, NET                                           $ 42,369       $ 43,484
- - -------------------------------------------------------------------------------
OTHER ASSETS                                            $ 10,826       $ 11,195
- - -------------------------------------------------------------------------------
Total assets                                            $587,257       $609,234
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.


                                                        Aug. 31,       Aug. 31,
LIABILITIES AND STOCKHOLDERS' INVESTMENT                  1994           1993
- - -------------------------------------------------------------------------------
CURRENT LIABILITIES

Short-term debt and current maturities
of long-term obligations                                $  6,338       $  3,448

Accounts payable                                         121,793        150,374

Accrued expenses                                          33,762         43,623

Accrued income taxes                                       2,778          3,400
- - -------------------------------------------------------------------------------

Total current liabilities                               $164,671       $200,845
- - -------------------------------------------------------------------------------

DEFERRED INCOME TAXES                                   $ 17,427        $14,484
- - -------------------------------------------------------------------------------

LONG-TERM OBLIGATIONS

Long-term debt                                          $149,465       $146,735

Capital leases                                                --             68

Other liabilities                                          9,684          9,405
- - -------------------------------------------------------------------------------

Total long-term obligations                             $159,149       $156,208
- - -------------------------------------------------------------------------------

STOCKHOLDERS' INVESTMENT

Preferred stock, no par value, authorized
  1,500,000 shares, no shares issued or outstanding     $     --        $    --

Common stock, $.10 par value, authorized
  40,000,000 shares, issued
  18,592,054 shares in 1994 and
  18,586,627 shares in 1993                                1,859          1,859

Capital in excess of par value                            91,729         91,687

Retained earnings                                        152,448        144,292

Less -- 1,828 shares and 9,993 shares
  of common stock in treasury at cost
  in 1994 and 1993, respectively                             (26)          (141)
- - -------------------------------------------------------------------------------

Total stockholders' investment                          $246,010       $237,697
- - -------------------------------------------------------------------------------

Total liabilities and stockholders' investment          $587,257       $609,234
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)
UNITED STATIONERS INC. AND SUBSIDIARIES

FOR THE YEAR ENDED               Aug. 31, 1994       Aug. 31, 1993   Aug. 31, 1992
- - ----------------------------------------------------------------------------------
NET SALES                          $1,473,024          $1,470,115     $1,094,275
COST OF SALES                       1,150,123           1,125,596        848,588
- - ----------------------------------------------------------------------------------
Gross profit on sales              $  322,901          $  344,519      $ 245,687
- - ----------------------------------------------------------------------------------
OPERATING EXPENSES
Warehousing, marketing and
  administrative expenses          $  286,607           $ 298,405      $ 213,372
Restructuring charge                       --                  --          5,913
- - ----------------------------------------------------------------------------------

Total operating expenses           $  286,607           $ 298,405       $219,285
- - ----------------------------------------------------------------------------------

Income from operations             $   36,294           $  46,114       $ 26,402
- - ----------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
Interest expense                   $  (10,722)          $  (9,849)      $ (6,980)
Interest income                           261                 299            477
Other, net                                225                 355            364
- - ----------------------------------------------------------------------------------

Total other income (expense)       $  (10,236)          $  (9,195)      $ (6,139)
- - ----------------------------------------------------------------------------------

Income before income taxes         $   26,058           $  36,919       $ 20,263
Income Taxes                           10,309              15,559          8,899
- - ----------------------------------------------------------------------------------

NET INCOME                         $   15,749           $  21,360       $ 11,364
- - ----------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING        18,587,282          18,559,600     16,088,450
- - ----------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE          $   0.85             $  1.15        $  0.71
- - ----------------------------------------------------------------------------------
- - ----------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


Consolidated Statements of Changes in Stockholders' Investment (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA) United Stationers Inc.
and Subsidiaries

- - ---------------------------------------------------------------------------------------------------------------------

                                    Number of                  Capital in                                     Total
                                     Common        Common       Excess of      Retained     Treasury    Stockholders'
                                     Shares        Stock        Par Value      Earnings       Stock      Investment
- - ---------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1991           15,535,013      $1,554        $54,557       $125,704       $(231)       $181,584
Net Income                                 --          --             --         11,364          --          11,364
Issuance of common shares           3,016,169         301         36,643             --          --          36,944
Cash dividends - $.40 per
  share on common stock                    --          --             --         (6,535)         --          (6,535)
Disposition of treasury stock              --          --             --             --          30              30
- - ---------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1992           18,551,182      $1,855        $91,200       $130,533       $(201)       $223,387
 Net Income                                --          --             --         21,360          --          21,360
Issuance of common shares              35,445           4            487             --          --             491
Cash dividends - $.40 per
  share on common stock                    --          --             --         (7,601)         --          (7,601)
Disposition of treasury stock              --          --             --             --          60              60
- - ---------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1993           18,586,627      $1,859        $91,687       $144,292       $(141)       $237,697
Net Income                                 --          --             --         15,749          --          15,749
Issuance of common shares               5,427          --             42             --          --              42
Cash dividends - $.40 per
  share on common stock                    --          --             --         (7,593)         --          (7,593)
Disposition of treasury stock              --          --             --             --         115             115

- - ---------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1994           18,592,054      $1,859        $91,729       $152,448        $(26)       $246,010
- - ---------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS OF DOLLARS)
UNITED STATIONERS INC. AND SUBSIDIARIES


FOR THE YEAR ENDED                                              Aug. 31, 1994       Aug. 31, 1993        Aug. 31, 1992
Cash Flows from Operating Activities
Net Income                                                         $ 15,749            $ 21,360            $ 11,364

 ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
 (USED IN) OPERATING ACTIVITIES, NET OF SDC PURCHASE:
Loss on sale of fixed assets                                        $   579             $   476            $     55
Depreciation and amortization                                        21,236              21,243              19,879
Increase/(decrease) in deferred taxes                                 2,943               2,261              (8,240)
(Decrease)/increase in accounts payable                             (28,581)             15,259               7,195
(Decrease)/increase in accrued liabilities                          (13,263)              1,897              (8,189)
Decrease/(increase) in accounts receivable                            6,572             (18,258)             (7,388)
Decrease/(increase) in inventories                                    3,966              (7,353)            (15,776)
Decrease in prepaid expenses                                            914               1,392               3,940
Increase in other assets                                             (2,007)             (2,275)             (5,378)
- - ---------------------------------------------------------------------------------------------------------------------
Total Adjustments                                                   $(7,641)             14,642            ($13,902)
- - ---------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Operating
Activities                                                          $ 8,108             $36,002             $(2,538)
- - ---------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities

Acquisition of property, plant and equipment                       ($10,719)           ($30,008)            ($8,342)

Proceeds from disposition of property,
  plant and equipment                                                   220                  50                  51

Payment for purchase of SDC,
  net of cash acquired of$2,480                                          --                  --             (37,338)
- - ---------------------------------------------------------------------------------------------------------------------

Net Cash Used in Investing Activities                              ($10,499)           ($29,958)           ($45,629)
- - ---------------------------------------------------------------------------------------------------------------------

Cash Flows From Financing Activities

(Decrease)/increase in short-term debt                              $(2,855)             $ (481)            $ 1,636
Payments on long-term obligations                                    (1,533)             (4,537)             (4,213)
Additions to long-term obligations                                   13,246               1,971              57,460
Issuance of common shares                                                42                 491                 164
Payment of dividends                                                 (7,593)             (7,601)             (6,535)
Disposition of treasury stock                                           115                  60                  30
- - ---------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used In)
  Financing Activities                                              $ 1,422            $(10,097)            $48,542
- - ---------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and
  cash equivalents                                                  $  (969)           $ (4,053)               $375
Cash and Cash Equivalents at the beginning
  of the year                                                         7,889              11,942              11,567
- - ---------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at the
  End of the Year                                                   $ 6,920              $7,889             $11,942
- - ---------------------------------------------------------------------------------------------------------------------
- - ---------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information


Cash paid during the year for:
Interest (net of amount capitalized)                                $10,199              $8,972              $6,722
Income taxes                                                          6,229              18,395              14,489



- - ---------------------------------------------------------------------------------------------------------------------
Supplemental Schedule of Noncash Investing and Financing Activities
Fair value of assets acquired                                         $  --               $  --            $175,359
Cash paid                                                                --                  --             (39,818)
Common stock issued                                                      --                  --             (36,780)
- - ---------------------------------------------------------------------------------------------------------------------
Liabilities assumed/incurred                                          $  --                $ --            $ 98,761
- - ---------------------------------------------------------------------------------------------------------------------
Investment in business venture                                        $  --                $742               $  --
- - ---------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNITED STATIONERS INC. AND SUBSIDIARIES
- - -------------------------------------------------------------------------------
1.  SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES
- - -------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of United Stationers Inc. and its wholly owned subsidiaries ("the Company"). Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform with current-year presentations.

FISCAL YEAR

     The Company's fiscal year ends on August 31. Unless otherwise stated, references to years relate to fiscal years.

REVENUE RECOGNITION

     Sales and provisions for estimated sales returns and allowances are recorded at the time of shipment.

CASH AND CASH EQUIVALENTS

     Investments in low-risk instruments that may be liquidated within three months from the purchase date are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

INVENTORIES

     Inventories constituting approximately 82% of total inventories both at August 31, 1994 and at August 31, 1993 have been valued under the last-in, first-out (LIFO) method with the remainder of the inventory valued under the firstin, first-out (FIFO) method. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $18,854,000 and $16,679,000 higher than reported at August 31, 1994 and 1993, respectively.

     In 1994, liquidations of certain LIFO inventories had the effect of increasing net earnings by $830,000 or $0.04 per share. During both 1993 and 1992, LIFO inventories did not sustain liquidations.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

     The estimated useful life assigned to fixtures and equipment is from two to 10 years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements and assets under capital leases are amortized over the lesser of their useful lives or the term of the applicable lease.

     Goodwill reflecting the excess of cost over the value of net assets of businesses acquired is being amortized on a straight-line basis over 40 years. The cumulative amount of goodwill amortized at August 31, 1994 and 1993 is $2,315,000 and $1,200,000, respectively.

SOFTWARE CAPITALIZATION

     The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization expense is recognized over the periods in which the benefits are realized, generally not to exceed three years. Systems development costs capitalized were $2,166,000, $1,955,000 and $4,202,000 in 1994, 1993 and 1992, respectively. Amortization expense was $2,376,000, $2,946,000 and $3,384,000 in 1994, 1993 and 1992,
respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book value of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values.

     Borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement are considered to be at fair market value. The Company had approximately $62.7 million and $66.1 million of long-term debt (excluding borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement) outstanding as of August 31, 1994 and 1993, respectively. The approximate fair value was $59.8 million and $68.0 million as of August 31, 1994 and 1993, respectively. The fair value is based on the current rates offered to the Company for debt of similar maturities. The fair values on the long-term debt financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange and exclude any liquidation or origination costs.

FOREIGN CURRENCY TRANSLATION

     All assets and liabilities of the Company's foreign operations are translated at current exchange rates. Revenues and expenses are translated at average exchange rates for the year in accordance with Statement of Financial Accounting Standard No. 52. The amounts for all years presented were immaterial.

EARNINGS PER SHARE

     Earnings per share and the effect on earnings per share of potentially dilutive stock options are computed by the treasury stock method. This computation takes into account the weighted average number of shares outstanding during each year, outstanding stock options and their exercise prices, and the market price of the stock throughout the year. The exercise of outstanding stock options would not result in a material dilution of earnings per share.

2.   BUSINESS COMBINATION AND RESTRUCTURING CHARGE
- - -------------------------------------------------------------------------------

     On June 24, 1992, the Company acquired all of the outstanding capital stock of SDC Distributing Corp., parent of Stationers Distributing Company, Inc. ("SDC"). The results of operations of SDC have been included in the Company's consolidated financial statements since June 25, 1992.

     The following summarized unaudited pro forma results of operations for the years ended August 31, 1992 and 1991 assume the acquisition occurred at the beginning of the respective periods. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.


(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)(UNAUDITED)     1992          1991
- - -------------------------------------------------------------------------------
Net Sales                                               $1,445,900   $1,378,734
Net Income                                                  20,444       14,070
Net Income per Share                                          1.10         0.76



     In the fourth quarter of 1992, the Company recorded a $5.9 million pre-tax restructuring charge related to severance payments and closing of certain facilities associated with the acquisition.

3.  Long-Term Debt
- - -------------------------------------------------------------------------------

Long-term debt consists of the following amounts (in thousands of dollars):

                                                                  1994        1993
- - -----------------------------------------------------------------------------------
Mortgages, 9.0% to 12.5%, due in installments
   until 2002, secured by the Regional Distribution
   Centers in Livonia, Michigan; Pennsauken,
   New Jersey; Dallas, Texas; Woburn, Massachusetts;
   and The City of Industry, .................................   $13,182      $13,615
Industrial development bonds, interest at 69%
   of prime, maturing in 2015, secured by land,
   buildings and certain equipment located in
   Edison, New Jersey ........................................     8,000        8,000
Industrial development bonds, at market interest
   rates, maturing at various dates through 2005 .............    14,300       14,300
Industrial development bonds, at 66% to 79% of prime,
   maturing at various dates through 2011 ....................    15,500       15,500
Unsecured loan, at 9.65%, maturing at various dates
   through 1998 ..............................................    11,450       14,300
Other long-term debt .........................................       303          356
Term Loan ....................................................    30,000       30,000
Revolver .....................................................    63,000       54,000
- - -------------------------------------------------------------------------------------
                                                                $155,735     $150,071
- - -------------------------------------------------------------------------------------
Less -- current maturities ...................................     6,270        3,336

- - -------------------------------------------------------------------------------------
                                                                $149,465     $146,735
- - -------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------

     The prevailing prime interest rate at the end of 1994 and 1993 was 7.8% and 6.0%, respectively.

     The Company has a $160.0 million Reducing Revolving Credit and Term
Loan Agreement ("Credit Agreement") with a group of seven lenders (the "Lenders"). The Credit Agreement consists of a $130.0 million revolving credit facility ("Revolver") and a $30.0 million term loan ("Term Loan"). Proceeds are used to finance working capital requirements and capital expenditures of the Company.

     The Revolver provides for revolving credit loans up to the amount of the commitment until August 31, 1997, at the Company's option. The initial $130.0 million commitment decreases to $83.6 million as of August 31, 1997 based on quarterly decreases which began in May 1994 as specified in the Credit Agreement. As of August 31, 1994, the Revolver commitment is $126.0 million. Under the terms of the Credit Agreement, the Company is required to pay a facility fee of 3/16 of 1% of the total available Revolver. The Term Loan (as amended) matures on September 30, 1995 (or earlier upon certain subsequent offerings by the Company of debt or equity). The Term Loan can be prepaid without penalty. Interest on both loans is payable at varying rates provided for in the Credit Agreement.

     The Credit Agreement contains certain financial covenants covering the Company and its subsidiaries on a consolidated basis, including, without limitation, covenants relating to the consolidated current ratio, tangible net worth, capitalization, fixed charge coverage, capital expenditures and payment of dividends by the Company.

     During 1994, the Company re-negotiated the repayment schedule of certain of its debt, resulting in the reclassification of approximately $1.3 million from short-term to long-term debt.

     The net book value of assets subject to secured mortgages and industrial development bonds as of August 31, 1994 and 1993 was $28,610,000 and $28,962,000, respectively.

     Maturities of long-term debt (excluding amounts borrowed under the Credit Agreement), for the years following the period ended August 31, 1994, are as follows (in thousands of dollars):

- - ------------------------------------------------------------------------------
Year                                                                    Amount
- - ------------------------------------------------------------------------------
1995.................................................................  $ 6,270
1996.................................................................    7,352
1997.................................................................    8,201
1998.................................................................    8,805
1999.................................................................    2,961
Later years..........................................................   29,146
- - ------------------------------------------------------------------------------
                                                                       $62,735
- - ------------------------------------------------------------------------------
- - ------------------------------------------------------------------------------

4.   Pension Plans and Postretirement Benefits
- - ------------------------------------------------------------------------------

     The Company has pension plans in effect for substantially all employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

     The Company also has a non-contributory, non-qualified plan ("Supplemental Benefits Plan") in effect for certain executives. The Company has not funded this plan.

     Pension expense in 1994, 1993 and 1992 was approximately $1,755,000, $1,269,000 and $866,000, respectively.

     The following table sets forth the plans' funded status at August 31, 1994 and August 31, 1993 (in thousands of dollars):

- - --------------------------------------------------------------------------------------------
                                                                                 Supplemental
                                                           Pension Plans         Benefit Plans
                                                         --------------------------------------
                                                         1994        1993        1994      1993
- - -----------------------------------------------------------------------------------------------
Actuarial Present Value of Benefits Obligation
     Vested benefits                                  $15,215     $15,063      $  549    $  442
     Non-vested benefits                                1,887       1,702          16         4

- - -----------------------------------------------------------------------------------------------
Accumulated benefits obligation                       $17,102     $16,765      $  565    $  446
Effect of projected future compensation levels          2,982       2,356         328       119
- - -----------------------------------------------------------------------------------------------
Projected benefits obligation                         $20,084     $19,121      $  893    $  565
Plan assets at fair value                              21,000      20,875          --        --
- - -----------------------------------------------------------------------------------------------
Projected benefits obligation less than
     (in excess of) plan assets                         $ 916     $ 1,754     $ (893)   $ (565)
Unrecognized net gain due to past
     experience different from assumptions                266       (279)         189       (9)
Unrecognized prior service cost                         1,347       1,270         131       160
Unrecognized net obligation (asset) at
     September 1, 1985 to be amortized over
     3 to 12 years in 1994 and
     4 to 13 years in 1993                              (467)       (561)          90       120
- - -----------------------------------------------------------------------------------------------
Prepaid (accrued) pension liability recognized
     in Consolidated Balance Sheets                   $ 2,062     $ 2,184      $(483)    $(294)
- - -----------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------



     The plans' assets consist of debt securities, equity securities and government securities. Net periodic pension cost for 1994, 1993 and 1992 for pension and supplemental benefits plans includes the following components (in thousands of dollars):



- - --------------------------------------------------------------------------------
                                                  1994         1993         1992
- - --------------------------------------------------------------------------------
Service cost - benefits earned during
     the period                                $1,863       $1,293        $1,055
Interest cost on projected benefits
     obligation                                 1,436        1,209           952
Actual return on assets                           263      (3,235)         (983)
Net amortization and deferral                 (1,807)        2,002         (158)
- - --------------------------------------------------------------------------------
Net periodic pension cost                      $1,755       $1,269        $  866
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------


The projected benefit obligations for 1994, 1993 and 1992 were determined using an assumed discount rate of 7.5%, 7.25% and 7.5%, respectively. In 1994 and 1993, the assumed rate of compensation increase ranged from 0% to 5.5%. In 1992, the assumed compensation increase ranged from 0% to 5%. The expected long-term rate of return on assets used in determining net periodic pension cost was 7.5%.

     The Company provides an unfunded health care plan to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations.

     During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 106 (SFAS 106), "Employer's Accounting for Postretirement Benefits Other Than Pensions." SFAS 106 requires companies to accrue the expected cost of postretirement health care and life insurance benefits throughout the employee's active service period. Previously, postretirement health care costs were recognized as claims were paid. The Company has elected to amortize the unfunded Accumulated Postretirement Benefit Obligation (APBO) of $1,996,474 as of September 1, 1993 over 20 years.

     The assumed health care average cost trend rate used in measuring the APBO at August 31, 1994 was 11.5% in 1994, 11.0% in 1995, and 3% in 1996 and beyond.
Beginning in 1996, retirees will pay the difference between actual plan costs and the portion of cost paid by the Company which is limited to a cost trend rate of 3%. The assumed discount rate was 7.5%. A 1% increase in the care cost trend rate would increase the APBO as of August 31, 1994 by approximately $272,000 and the sum of the 1994 annual service cost and interest cost by approximately $64,000.

     Prior to 1994, the cost of providing postretirement health care benefits net of retiree contributions was $46,777 in 1993 and $33,396 in 1992.

The cost of postretirement health care benefits for the year ended August 31, 1994 is as follows (in thousands of dollars):

- - --------------------------------------------------------------------------------

Service cost...........................................................     $246
Interest on accumulated benefits obligation............................      146
Amortization of transition obligation..................................      100
                                                                             ---
Net postretirement benefit cost........................................     $492
                                                                             ---
                                                                             ---

The following table sets forth the amounts recognized in the Company's Balance Sheet at August 31, 1994 (in thousands of dollars):

Retirees                                                                $  (601)
Other active plan participants                                           (1,634)
                                                                        --------
Total APBO                                                              $(2,235)
Unrecognized transition obligation                                         1,897
Unrecognized net (gain)                                                     (76)
                                                                        --------
Accrued postretirement benefit obligation                               $  (414)
                                                                        --------
                                                                        --------




     The Company has a qualified Profit Sharing Plan in which all salaried employees and certain hourly paid employees of the Company are eligible to participate upon completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by the Company in an amount determined by the Board of Directors. The Plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions. The Plan provides that the Company may match employee contributions as 401(k) salary deferrals. Company contributions to the Plan for both profit sharing and matching of employee contributions were approximately $0.5 million in 1994, $1.4 million in 1993 and $1.0 million in 1992.

5.  Stock Incentive Plans
- - --------------------------------------------------------------------------------

     Under the Directors' Stock Option Plan, the Company granted options for 7,500 shares at a price of $15.25 per share in 1994 and 7,500 shares at a price of $19.25 per share in 1993. The Directors' Option Plan provides for the granting of options covering up to 100,000 shares of the Company's common stock, subject to anti-dilution adjustments. Options are exercisable at any time after they are granted, but for not more than ten years after the option's grant. As of August 31, 1994 and 1993, 41,000 and 45,500 options, respectively, were outstanding at a price range of $8.75 to $22.13 per share.

     Under the Company's 1981 Stock Incentive Award Plan, current options outstanding have an exercisable life of either five, six or ten years from the date of grant. The Company granted certain officers 15,000 and 16,700 shares of restricted stock in 1992 and 1991, respectively. There have been no restricted stock grants since 1992. The grants of restricted shares resulted in deferred compensation expense of $699,000 of which $39,000, $132,000 and $185,000 was recognized in 1994, 1993 and 1992, respectively. The unrecognized portion of deferred compensation was $16,000 and $55,000 as of August 31, 1994 and 1993, respectively. Under the terms of the grant, the stock does not vest to the employee until completion of three years of employment after the date of grant.

     In 1989, the Board of Directors terminated the 1985 Non-qualified Stock Option Plan so that no further stock options would be issued under this plan. The termination of the plan did not affect the options previously granted and outstanding. No option may be exercised more than ten years after its grant. Grants made under the plan will expire in years 19961998.

     The following table summarizes the transactions of the 1981 and 1985 Option Plans for the last two years:


- - -------------------------------------------------------------------------------------------------
1981 Stock Incentive Award Plan                     Option Price                     Option Price
(excluding restricted stock)               1994            Range         1993               Range
- - -------------------------------------------------------------------------------------------------
Options outstanding at
 beginning of the year                  891,350     $8.64-$19.39      995,520        $8.64-$19.39
Granted                                 401,050    $10.00-$16.25       18,000       $13.75-$14.00
Exercised                               (3,520)     $8.64-$13.75     (37,040)        $8.64-$17.48
Cancelled                             (151,520)     $8.64-$19.39     (85,130)        $8.64-$19.39
                                      ---------                      --------

Options outstanding at end
 of the year                          1,137,360                       891,350
- - -------------------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------------------

1985 Non-qualified Stock                            Option Price                     Option Price
Option Plan                                1994            Range         1993               Range
- - -------------------------------------------------------------------------------------------------
Options outstanding at
beginning of the year                   109,500    $14.78-$18.09      143,000       $14.78-$18.09
Granted                                       0                -            0                   -
Exercised                                     0                -      (5,000)              $18.09
Cancelled                                     0                -     (28,500)       $14.78-$18.09
                                        -------                      --------
Options outstanding at end
of the year                             109,500                       109,500
- - -------------------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------------------



6.  Leases
- - --------------------------------------------------------------------------------

     The Company has entered into several non-cancelable long-term leases on property and equipment.  Future minimum lease payments for non-cancelable leases in effect at August 31, 1994 having initial remaining terms of more than one year are as follows (in thousands of dollars):
- - --------------------------------------------------------------------------------


                                                      Operating Leases
                                          --------------------------------------
                              Capital         Lease    Sublease        Net Lease
Year                           Leases      Payments      Income         Payments
- - --------------------------------------------------------------------------------
1995                             $ 70       $11,883      $  585          $11,298
1996                               --         9,342         363            8,979
1997                               --         6,388         143            6,245
1998                               --         4,962          49            4,913
1999                               --         6,609           -            6,609
Later years                        --         7,415           -            7,415
- - --------------------------------------------------------------------------------
Total minimum lease payments     $ 70       $46,599      $1,140          $45,459
                                            ------------------------------------
                                            ------------------------------------


Less--Amount representing interest 2
                                   -

Present value of net minimum
lease payments (including
current portion of $68)          $68
                                 ---
                                 ---




     Rental expense for all operating leases was approximately $13,549,000, $14,917,000 and $11,546,000 in 1994, 1993 and 1992, respectively.

     Accumulated amortization on assets under capital leases was $1,132,000 and $1,097,000 at August 31, 1994 and 1993, respectively.

7.   INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which was adopted in 1992.

     The Company does not intend to provide Federal income taxes on the undistributed earnings for its foreign subsidiaries. The Company's policy is to leave the income in the country of origin until such time as all Federal income tax due upon its distribution will be fully offset by foreign tax credits. As of August 31, 1994, neither foreign subsidiary had undistributed earnings.

     The Company provides for income taxes at statutory rates based on income reported for financial statement purposes. A summary of income tax expense is shown below (in thousands of dollars):



- - --------------------------------------------------------------------------------
                                                  1994         1993         1992
- - --------------------------------------------------------------------------------
Taxes currently payable
  Federal                                       $7,059       $7,972       $8,565
  Investment tax credit                              -            -            -
  Other tax credits                                (5)         (10)         (37)
  State                                          1,591        2,274        2,501
Prepaid and deferred taxes                       1,664        5,323      (2,130)
- - --------------------------------------------------------------------------------
                                               $10,309      $15,559       $8,899
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     The deferred tax assets and liabilities result from timing differences in the recognition of certain income and expense items for financial and tax accounting purposes.  The sources of these differences and the related tax effects were as follows (in thousands of dollars):
- - --------------------------------------------------------------------------------


                                          August 31, 1994        August 31, 1993
                                      -------------------    -------------------
                                      Assets  Liabilities    Assets  Liabilities
                                      ------  -----------    ------  -----------
Reserves for returns,
 rebates and allowances             $ 14,593     $    --   $ 14,250      $   --
Reserves for direct acquisition
 costs                                 1,700          --      3,887           --
Reserves for restructuring charges       332          --      1,720           --
Reserves for worker's compensation
 insurance                             3,905          --      3,818           --
Accelerated depreciation                  --      17,360         --       15,252
Software capitalization                   --       1,595         --        1,913
Inventory reserves and related
 purchase accounting differences          --       7,143         --        7,738
All other                              4,843       2,472      3,613        1,836
- - --------------------------------------------------------------------------------
Total                                $25,373     $28,570    $27,288      $26,739
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

     In the consolidated balance sheets, these deferred assets and deferred liabilities are classified as deferred tax assets or deferred income tax liabilities, based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference.

     A valuation allowance of $1,504,000 was recorded at August 31, 1993. No valuation allowance was recorded at August 31, 1994.


     The table below records the differences between the statutory income tax rate and the Company's effective income tax rate:
- - --------------------------------------------------------------------------------

                                                  1994         1993         1992
                                                  ----         ----         ----
- - --------------------------------------------------------------------------------
Statutory Federal income tax                     35.0%        34.7%        34.0%
State income taxes, net of the Federal
 income tax benefit                                4.8          6.1          6.6
Losses from foreign subsidiaries                   1.9          1.3          3.3
Liquidation of a foreign subsidiary              (3.9)            -            -
Non-deductible goodwill amortization               1.5           .9            -
Other, net                                          .3         (.9)            -
- - --------------------------------------------------------------------------------
Effective income tax rate                        39.6%        42.1%        43.9%
- - --------------------------------------------------------------------------------
- - --------------------------------------------------------------------------------

Business Description

     United Stationers is the largest wholesale distributor of business products in North America, offering more than 25,000 items exclusively to resellers -- including office products dealers, computer resellers, office furniture specialists, mail order houses, retail specialty stores, office products superstores and mass merchandisers. Through its sophisticated computer-based physical distribution network and long-established tradition of dealer support, the Company helps more than 14,000 resellers competitively market products from more than 600 manufacturers. Its extensive truck fleet provides overnight delivery from 30 Regional Distribution Centers and 34 local distribution points in the United States. On a more limited scale, the Company also serves customers in Canada through two stocking facilities there.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 1994 COMPARED WITH FISCAL 1993

     Net sales were $1.5 billion for Fiscal 1994, a 0.2% increase over Fiscal 1993 reflecting a slight increase in unit volume. Sales in the early part of Fiscal 1994 were affected by a temporary drop in in-stock service levels and the discontinuing of nearly 12,000 items as a final step in the consolidation process of the June 1992 acquisition of Stationers Distributing Company. Sales were also negatively impacted by temporary, merger-related operational disruptions in the west and southwest regions. Sales grew in the fourth quarter by 3.4%, reversing the decline experienced in the prior two quarters.

     Gross margin decreased to 21.9% in Fiscal 1994 from 23.4% in Fiscal 1993. The decline primarily reflects higher levels of rebates and volume allowances earned by the Company's customers as a result of ongoing consolidations. In addition, gross margin was affected by a LIFO charge (an increase to "Cost of Sales") of $2.2 million in Fiscal 1994 versus LIFO income (a decrease to "Cost of Sales") of $4.7 million in Fiscal 1993, and a shift in product mix.

     Operating expenses as a percentage of net sales decreased to 19.4% in Fiscal 1994 from 20.3% in Fiscal 1993. The decrease is the result of streamlining the Company's work processes and reducing payroll and freight expense.

     Income from operations as a percentage of net sales was 2.5% in Fiscal 1994, compared with 3.1% in Fiscal 1993.

     Interest expense increased in Fiscal 1994 due primarily to additional debt incurred to support working capital and other capital expenditures (SEE LIQUIDITY AND CAPITAL RESOURCES).

     Income before income taxes decreased by 29.4% from Fiscal 1993 to Fiscal 1994. Net income per share was $0.85 for Fiscal 1994, a 26.1% decrease from the $1.15 for Fiscal 1993.

     Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $0.5 million of additional net income, which is reflected in the fourth quarter of Fiscal 1994.

     The effective tax rates for the fiscal years ending August 31, 1994 and August 31, 1993 were 39.6% and 42.1%, respectively. The decrease is primarily due to the liquidation of a foreign subsidiary and a decrease in the effective state income tax rate, offset by an increase in the non-deductible losses in the Company's foreign operations and the non-deductible amortization of goodwill.

FISCAL 1993 COMPARED WITH FISCAL 1992

     Net sales were $1.5 billion for Fiscal 1993, a 34% increase over net sales of $1.1 billion for Fiscal 1992. This increase was due to an increase in sales volume substantially attributable to the June 1992 acquisition of Stationers Distributing Company.

     Gross margin increased to 23.4% in Fiscal 1993 from 22.4% in Fiscal 1992, caused by LIFO income (a decrease to "Cost of Sales") of $4.7 million in Fiscal 1993 versus a LIFO charge (an increase to "Cost of Sales") of $2.7 million in Fiscal 1992 and a favorable product mix.

     Operating expenses as a percentage of net sales increased to 20.3% in Fiscal 1993 from 20.0% in Fiscal 1992. This increase was the result of higher expense levels associated with offering a free-freight marketing program to customers and costs related to temporarily managing the separate product offerings of United Stationers and Stationers Distributing. Also, delays in some of our merger-related facilities consolidations resulted in additional expenses.

     Income from operations as a percentage of net sales was 3.1% in Fiscal 1993, compared with 2.4% in Fiscal 1992.

     Interest expense increased in Fiscal 1993 due primarily to the full-year impact of the additional debt incurred in connection with the acquisition of Stationers Distributing and the debt required to meet working capital and other capital expenditure needs.

     Income before income taxes increased by 82.2% from Fiscal 1992 to Fiscal 1993. Net income per share was $1.15 for Fiscal 1993, a 62.0% increase from the $0.71 for Fiscal 1992.

     Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $2.6 million of additional net income, which is reflected in the fourth quarter of Fiscal 1993.

     The effective tax rates for the fiscal years ending August 31, 1993 and August 31, 1992 were 42.1% and 43.9%, respectively. The decrease is primarily due to a decline in the non-deductible losses in the Company's foreign operation and a decrease in the effective state tax rate, offset by an increase in the Federal tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     During Fiscal 1994, funds to support the Company's working capital and capital expenditure requirements were generated from operating activities and borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement ("Credit Agreement") (refer to Note #3 - "Long-Term Debt"). As of August 31, 1994 and 1993, borrowings outstanding under the Credit Agreement were $93.0 million and $84.0 million, respectively.


                            (in thousands of dollars)


                                            Fiscal         Fiscal      Fiscal
                                             1994           1993         1992
                                            ------         ------      -------
Cash and Cash Equivalents                   $6,920         $7,889      $11,942
Working Capital                           $239,827       $216,074     $214,611
Net Cash Provided by (Used in)
  Operating Activities                      $8,108        $36,002      $(2,538)
Net Cash Used in Investing
  Activities                              ($10,499)      $(29,958)    $(45,629)
Net Cash Provided by (Used in)
  Financing Activities                      $1,422       $(10,097)     $48,542


     The decrease in net cash provided by operations in Fiscal 1994 compared with Fiscal 1993 was primarily attributable to a decrease in accrued liabilities, accounts payable and a decrease in net income, partially offset by a decrease in accounts receivable and inventory.

     Net cash used in investing activities in Fiscal 1992 included $37.3 million of cash as part of the purchase price of Stationers Distributing Company, Inc. (refer to Note #2 - "Business Combinations and Restructuring Charge"). Net capital expenditures in Fiscal 1994, 1993, and 1992 were $10.5 million, $30.0 million and $8.2 million, respectively.

     Net cash provided by financing activities in Fiscal 1992 primarily reflects additional debt to finance the acquisition of Stationers Distributing Company, Inc.

     The Company anticipates capital expenditures in the range of $12.0 million to $15.0 million for Fiscal 1995. Capital expenditures will be financed from existing loan agreements and working capital.

OTHER MATTERS

On October 26, 1993, a cross-complaint was filed against United Stationers Supply Co. in a collection action which had previously been brought in the Municipal Court of Los Angeles County, under the name UNITED STATIONERS SUPPLY CO. V. OFFICE PALACE, INC. ET AL. The cross-complaint alleges restraint of trade and unfair business practices by United Stationers following the merger with Stationers Distributing Company in 1992. It seeks an unspecified amount of general and special damages, plus $10 million in punitive damages. The Company intends to pursue its complaint and defend the cross-complaint. In the opinion of management, the litigation will not have a material effect on the Company's results of operations or financial condition.

     The Company anticipates the adoption of Statement of Financial Accounting Standard No. 112, "Employers' Accounting for Postemployment Benefits," as required in Fiscal 1995. Its adoption is not expected to have a significant impact on the Company's financial position or results of operations.