Form 10-K, Exhibit 13
period 2001-12-31
UNITED STATIONERS INC; UNITED STATIONERS SUPPLY CO
filed 2002-04-01
CIK 355999, 945633

ITEM 5.    MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is quoted through the Nasdaq National Market System under the symbol USTR. The following table shows the high and low closing sale prices per share for the Company's common stock as reported by Nasdaq.

                                    High           Low
                                  --------       --------
    2001
    --------------
    First Quarter                 $  27.56       $  22.00
    Second Quarter                   31.56          22.63
    Third Quarter                    34.25          27.25
    Fourth Quarter                   34.95          26.50

    2000
    --------------
    First Quarter                    37.25          25.31
    Second Quarter                   37.81          28.31
    Third Quarter                    32.75          26.88
    Fourth Quarter                   30.63          21.50

On March 11, 2002, there were approximately 841 holders of record of common stock.

The Company's policy has been to reinvest earnings to fund future growth. Accordingly, the Company has not paid cash dividends and does not anticipate declaring cash dividends on its common stock in the foreseeable future. Furthermore, as a holding company, United's ability to pay cash dividends in the future depends upon the receipt of dividends or other payments from its operating subsidiary, USSC. The payment of these dividends is subject to certain restrictions imposed by the Company's debt agreements. See Note 7 to the Consolidated Financial Statements.

On October 23, 2000, the Company's Board of Directors authorized the repurchase of up to $50.0 million of its common stock. Under this authorization, the Company purchased 467,500 shares at a cost of approximately $12.4 million during 2001. During 2000, the Company purchased 857,100 shares of its common stock at a cost of approximately $22.4 million. Acquired shares are included in the issued shares of the Company, but are not included in average shares outstanding when calculating earnings per share data. During 2001 and 2000, the Company reissued 621,453 and 309,674 shares of treasury stock, respectively, to fulfill its obligations under its management equity plan.

Common Stock
100,000,000 shares authorized, $0.10 par value, 37,217,814 and 37,213,207 shares issued as of December 31, 2001 and 2000, respectively.

Preferred Stock
15,000,000 shares authorized, without par value, no shares outstanding as of December 31, 2001 and 2000.

ITEM 6.    SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data of the Company for the years ended December 31, 1997 through 2001 have been derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. All selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements of the Company.

                                                                   Years Ended December 31,
                                      -----------------------------------------------------------------------------------
                                          2001              2000              1999              1998              1997
                                      -----------       -----------       -----------       -----------       -----------
                                                         (dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Net sales                             $ 3,925,936       $ 3,944,862       $ 3,442,696       $ 3,097,595       $ 2,585,826
Cost of goods sold                      3,306,143         3,301,018         2,878,539         2,566,158         2,137,551
                                     -------------     -------------     -------------     -------------     -------------
Gross profit                              619,793           643,844           564,157           531,437           448,275

Operating expenses:
 Warehousing, marketing
 and administrative
 expenses                                 450,135           441,298           381,963           362,074           313,346
 Restructuring charge                      47,603(1)             --                --                --                --
 Non-recurring charges                         --                --                --            13,852(2)         64,698(3)
                                      -----------       -----------       -----------       -----------       -----------
Total operating expenses                  497,738           441,298           381,963           375,926           378,044
                                      -----------       -----------       -----------       -----------       -----------
Income from operations                    122,055           202,546           182,194           155,511            70,231
Interest expense                          (25,872)          (30,171)          (30,044)          (37,095)          (53,741)
Interest income                             2,079             2,942               849               794               230
Other expense, net                         (4,621)(4)       (11,201)(4)        (9,432)(4)        (8,221)(4)            --
                                      -----------       -----------       -----------       -----------       -----------
Income before income
  taxes and extraordinary item             93,641           164,116           143,567           110,989            16,720
Income taxes                               36,663            65,473            60,158            47,064             8,532
                                      -----------       -----------       -----------       -----------       -----------
Income before
   extraordinary item                      56,978            98,643            83,409            63,925             8,188
Extraordinary item - loss
 on early retirement of debt,
 net of tax benefit of $4,248
 in 2000, $3,970 in 1998, and
 $3,956 in 1997                                --            (6,476)               --            (5,907)           (5,884)
                                      -----------       -----------       -----------       -----------       -----------

Net income                            $    56,978       $    92,167       $    83,409       $    58,018       $     2,304
                                      ===========       ===========       ===========       ===========       ===========
Net income attributable to
 common stockholders                  $    56,978       $    92,167       $    83,409       $    58,018       $       776
                                      ===========       ===========       ===========       ===========       ===========
Net income per common
 share - assuming dilution
 Income before extraordinary
   item                               $      1.68       $      2.84       $      2.37       $      1.76       $      0.22
 Extraordinary item                            --             (0.19)               --             (0.16)            (0.19)
                                      -----------       -----------       -----------       -----------       -----------
 Net income                           $      1.68       $      2.65       $      2.37       $      1.60       $      0.03
                                      ===========       ===========       ===========       ===========       ===========
Cash dividends declared per
 common share                         $        --       $        --       $        --       $        --       $        --

OPERATING AND OTHER DATA:
EBITDA (5)                                160,596           233,651           211,642           182,449            96,272
EBITDA margin (6)                             4.1%              5.9%              6.1%              5.9%              3.7%
Depreciation and
 amortization (7)                     $    38,541       $    31,105       $    29,448       $    26,938       $    26,041
Capital expenditures, net                  28,618            39,301            21,331            24,616            12,991

                                                                   Years Ended December 31,
                                      -----------------------------------------------------------------------------------
                                        2001(8)           2000(9)            1999             1998(10)          1997(11)
                                      -----------       -----------       -----------       -----------       -----------
                                                        (dollars in thousands, except per share data)
OPERATING RESULTS BEFORE CHARGES:
Income from operations                $   169,658       $   202,546       $   182,194       $   169,363       $   134,929
Net income attributable to
 common stockholders                       85,921            98,643            83,409            72,212            45,364
Net income per common
 share - assuming dilution                   2.53              2.84              2.37              2.00              1.47
EBITDA                                    208,199           233,651           211,642           196,301           160,970
EBITDA margin                                 5.3%              5.9%              6.1%              6.3%              6.2%

                                                                       As of December 31,
                                      -----------------------------------------------------------------------------------
                                          2001              2000              1999              1998              1997
                                      -----------       -----------       -----------       -----------       -----------
                                                                    (dollars in thousands)
BALANCE SHEET DATA
Working capital                       $   412,766(12)   $   495,456(12)   $   415,548(12)   $   357,024(12)   $   451,449
Total assets                            1,339,587(12)     1,447,027(12)     1,279,903(12)     1,166,991(12)     1,148,021
Total debt and capital
 leases(13)                               271,705           409,867           336,927           315,384           537,135
Total stockholders' equity                538,681           478,439           406,009           370,563           223,308

 (1) In the third quarter of 2001, the Company recorded a restructuring charge of $47.6 million ($28.9 million net of tax benefit of $18.7 million). See Note 3 to the Consolidated Financial Statements.

 (2) In the second quarter of 1998, the Company recognized a non-recurring charge of $13.9 million ($8.3 million net of tax benefit of $5.6 million) related to the write-off of the remaining payments and prepaid expense under a contract for computer services from a vendor.

 (3) In the fourth quarter of 1997, the Company recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million), and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of stock options and the termination of certain management advisory service agreements.

 (4) Represents the loss on the sale of certain trade accounts receivable through an asset-backed securitization program and the gain or loss on the sale of certain capital assets. See Note 5 to the Consolidated Financial Statements.

 (5) EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and extraordinary items. EBITDA is commonly used by certain investors to analyze operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from, or as a substitute for, measurements prepared in accordance with generally accepted accounting principles.

 (6)      EBITDA margin represents EBITDA as a percent of net sales.

 (7) Excludes amortization related to deferred financing costs, which is a component of interest expense.

 (8) In the third quarter of 2001, the Company recorded a restructuring charge of $47.6 million ($28.9 million net of tax benefit of $18.7 million). See Note 3 to the Consolidated Financial Statements.

 (9) In the second quarter of 2000, the Company recorded an extraordinary charge of $10.7 million ($6.5 million net of tax benefit of $4.2 million) related to the early retirement of debt. See Note 7 to the Consolidated Financial Statements.

 (10) In the second quarter of 1998, the Company recognized a non-recurring charge of $13.9 million ($8.3 million net of tax benefit of $5.6 million) related to the write-off of the remaining payments and prepaid expense under a contract for computer services from a vendor. In addition, during the second quarter of 1998 the Company recorded an extraordinary charge of $9.9 million ($5.9 million net of tax benefit of $4.0 million) related to the early retirement of debt.

 (11) In the fourth quarter of 1997, the Company recognized a non-recurring non-cash charge of $59.4 million ($35.5 million net of tax benefit of $23.9 million) and a non-recurring cash charge of $5.3 million ($3.2 million net of tax benefit of $2.1 million) related to the vesting of stock options and the termination of certain management advisory service agreements. In addition, during the fourth quarter of 1997 the Company recorded an extraordinary charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million) related to early retirement of debt.

 (12)     Excludes $125.0 million in 2001, $150.0 million in 2000 and $160.0 million in 1999 and 1998 of certain trade accounts receivable sold through an asset-backed securitization program. See Note 5 to the Consolidated Financial Statements.

 (13)     Total debt and capital leases include current maturities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis and other parts of this Annual Report contain "forward-looking statements," within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, that are based on current management expectations, forecasts and assumptions. These include, without limitation, statements using forward-looking terminology such as "may," "will," "future," "expect," "intend," "anticipate," "believe," "estimate," "project," "forecast" or "continue" or the negative thereof or other variations thereon or comparable terminology. All statements other than statements of historical fact included in this Annual Report, including those regarding the Company's financial position, business strategy, projected costs and plans and objectives of management for future operations are forward-looking statements. Certain risks and uncertainties could cause actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties include, but are not limited to, uncertainties relating to: the Company's restructuring plan, including its ability to realize expected cost savings from facility rationalization, systems integration and other initiatives and the timing of those savings; the Company's ability to streamline its organization and operation, successfully integrate Azerty and implement general cost-reduction initiatives; the Company's reliance on key suppliers and the impact of fluctuations in their pricing and variability in vendor allowances based on sales volume; the Company's ability to anticipate and respond to changes in end-user demand; competitive activity and the resulting impact on pricing and product offerings and mix; reliance on key management personnel; and economic conditions and changes affecting the business products industry and the general economic conditions. A description of these factors, as well as other factors, which could affect the Company's business, can be found in certain filings by the Company with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this Annual Report. The Company undertakes no obligation to release the results of any updates or revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report.

OVERVIEW

United Stationers Inc. through its wholly owned operating subsidiary United Stationers Supply Co. ("USSC"), and USSC's subsidiaries (collectively, the "Company") is the largest general line business products wholesaler in the United States, with 2001 net sales of $3.9 billion. The Company sells its products through a national distribution network to more than 20,000 resellers, who in turn sell directly to end-users. These products are distributed through a computer-based network of 36 USSC regional distribution centers, 24 dedicated Lagasse, Inc. ("Lagasse") distribution centers that serve the janitorial and sanitation industry, four Azerty Incorporated ("Azerty") distribution centers that serve the U.S. and two in Mexico that serve computer supply resellers, two distribution centers that serve the Canadian marketplace and a mega-center that supports USSC, Azerty, Lagasse, and The Order People. During the second quarter of 2002, Azerty's computer systems and product offering will be integrated into USSC and the Company intends to close the four Azerty distribution centers. Following the integration the Company intends to continue to market computer consumables using the Azerty name.

During 2000, the Company established The Order People ("TOP") to operate as its third-party fulfillment provider for product categories beyond office products. To become a full service provider, the Company acquired CallCenter Services, Inc. which was a customer relationship management outsourcing service company with inbound call centers in Wilkes-Barre, Pennsylvania, and Salisbury, Maryland. In 2001, the Company did not achieve the estimated revenue to support TOP's cost structure. As a result, the Company began to significantly reduce the operating expenses of TOP. Therefore, in November 2001, the Wilkes-Barre portion of CallCenter Services, Inc. was sold to Customer Satisfaction First and the Salisbury portion was sold to 1-800-BARNONE, a Financial Corporation, Inc. in January 2002. However, the Company remains committed to building the third-party fulfillment business and to providing outstanding customer service to current and future clients. To accomplish this, TOP's clients will be serviced utilizing the resources within the Company's Supply Division. TOP will use the Memphis distribution center as its lead distribution point with USSC's facilities providing support where necessary.

The Company is focused on leveraging its infrastructure across all business units to lower its operating expenses and increase cash flow. In addition, the Company's entire distribution network is continuously under review to improve productivity and efficiency, including the ability to reduce working capital requirements.

RESTRUCTURING CHARGE. In the third quarter of 2001, the Company's Board of Directors approved a restructuring plan that includes:

   - An organizational restructuring aimed at eliminating certain layers of management to achieve a lower cost structure and provide better customer service;
   - The consolidation of certain distribution facilities and call center operations;
   -    An information technology platform consolidation;
   - Divestiture of The Order People's call center operations and certain other assets; and
   -    A significant reduction to The Order People's cost structure.

The restructuring plan calls for a workforce reduction of 1,375. These positions primarily are related to The Order People and call center operations. The associate groups that will be affected by the restructuring plan include management personnel, inside and outside sales representatives, call center associates, distribution workers, and hourly administrative staff. The restructuring plan is designed to have all initiatives completed within approximately one year from the commitment date.

During the third quarter of 2001, the Company recorded a pre-tax restructuring charge of $47.6 million, or $0.85 per share (on an after-tax basis). This charge includes a pre-tax cash charge of $31.7 million and a $15.9 million non-cash charge. The major components of the restructuring charge and the remaining accrual balance as of December 31, 2001, are as follows:

                                            Non-Cash         Employment                        Total
                                              Asset       Termination and     Accrued      Restructuring
(dollars in thousands)                     Write-Downs    Severance Costs    Exit Costs       Charge
----------------------                     -----------    ---------------    ----------    -------------
Restructuring Charge                       $    15,925    $        19,189    $   12,489    $      47,603
Amounts Utilized -
   as of December 31, 2001                     (15,925)            (3,023)       (1,226)         (20,174)
                                           -----------    ---------------    ----------    -------------
Accrued Restructuring Costs -
   as of December 31, 2001                 $        --    $        16,166    $   11,263    $      27,429
                                           ===========    ===============    ==========    =============

The non-cash asset write-downs of $15.9 million were primarily the result of facility closures and business divestitures, including $8.8 million related to property, plant and equipment and $7.1 million related to goodwill. Asset write-downs are based on management's estimate of net realizable value.

Employment termination and severance costs are related to voluntary and involuntary terminations and reflect cash termination payments to be paid to associates affected by the restructuring plan. Healthcare benefits and career transition services are included in the termination and severance costs. The restructuring plan allows associates to continue their participation in the Company's healthcare plan during the term of their severance.

Accrued exit costs are primarily contractual lease obligations that existed prior to September 30, 2001, for buildings that the Company has closed or will be closing in the near future.

Implementation costs will be recognized as incurred and consist of incremental costs directly related to the realization of the restructuring plan. The Company estimates that the total cost of implementation will be approximately $6.7 million incurred ratably through approximately September 30, 2002. These costs include training, stay bonuses, consulting fees, costs to relocate inventory, and accelerated depreciation. Implementation costs incurred through December 31, 2001, were $2.2 million.

As of December 31, 2001, the Company completed the closure of three distribution centers and one USSC call center, eliminated one administrative office, divested a portion of the call center operations dedicated to serving The Order People's clients and began the implementation of its organizational restructuring and workforce reduction. As a result, the Company reduced its workforce by 580 associates through its voluntary and involuntary termination programs. The remaining 795 associates will be terminated throughout the implementation period of approximately one year.

COMMON STOCK REPURCHASE. On October 23, 2000, the Company's Board of Directors authorized the repurchase of up to $50.0 million of its common stock. Under this authorization, the Company purchased 467,500 and 857,100 shares of its common stock at a cost of approximately $12.4 million and $22.4 million, during 2001 and 2000, respectively. Acquired shares are included in the issued shares of the Company, but are not included in average shares outstanding when calculating earnings per share data. During 2001 and 2000, the Company reissued 621,453 and 309,674 shares of treasury stock, respectively, to fulfill its obligations under its management equity plan.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are more fully described in Note 2 to the Consolidated Financial Statements. As disclosed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of the Company's financial statements include the following:

- REVENUE RECOGNITION

Revenue is recognized when a service is rendered or when a product is shipped and title has transferred to the customer.

- VALUATION OF ACCOUNTS RECEIVABLE

The Company makes judgments as to the collectibility of accounts receivable based on historical trends and future expectations. Management estimates an allowance for sales returns and doubtful accounts, which represents the collectibility of trade accounts receivable. These allowances adjust gross trade accounts receivable down to net realizable value. To determine the allowance for sales returns, management uses historical trends to estimate future period product returns. To determine the allowance for doubtful accounts, management reviews specific customers and the Company's accounts receivable aging.

- CUSTOMER REBATES

Customer rebates and discounts are common practice in the business products industry. Customer rebates consist of volume rebates, sales growth incentives, participation in promotions and other miscellaneous discount programs. These rebates are recorded as a reduction to gross sales. Customer rebates are estimated based on customer participation and are recorded as revenue is recognized. These estimates are adjusted, if necessary, as new information becomes available.

- MANUFACTURERS' ALLOWANCES

Manufacturers' allowances and promotional incentives are common practice in the business products industry and contribute significantly to the Company's gross margin. Manufacturers' allowances are recorded at the time of sale based upon the Company's inventory purchase volume estimates. Promotional incentives are based on vendor participation in the Company's various advertising programs. These programs are recorded as a reduction to cost of goods sold to reflect the net inventory purchase cost and the net advertising cost.

- INVENTORY

Inventories constituting approximately 77% of total inventories at December 31, 2001, have been valued under the last-in, first-out ("LIFO") method. The remaining inventories are valued under the first-in, first-out ("FIFO") method. Inventory valued under the FIFO and LIFO accounting methods is recorded at the lower of cost or market. Inventory reserves are recorded for shrinkage, obsolete, damaged, defective, and slow-moving inventory. These reserve estimates are determined using historical trends and are adjusted, if necessary, as new information becomes available.




Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The Company periodically reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

The following table presents the Consolidated Statements of Income as a percentage of net sales:

                                                               2001       2000       1999
                                                             --------   --------   --------
Net sales                                                     100.0%     100.0%     100.0%
Cost of goods sold                                             84.2       83.7       83.6
                                                             --------   --------   --------
Gross margin                                                   15.8       16.3       16.4

Operating expenses:
 Warehouse, marketing and administrative expenses              11.5       11.2       11.1
 Restructuring charge                                           1.2         --         --
                                                             --------   --------   --------
Total operating expenses                                       12.7       11.2       11.1
                                                             --------   --------   --------

Income from operations                                          3.1        5.1        5.3

Interest expense                                               (0.7)      (0.8)      (0.8)
Interest income                                                 0.1        0.1         --
Other expense, net                                             (0.1)      (0.3)      (0.3)
                                                             --------   --------   --------

Income before income taxes and extraordinary item               2.4        4.1        4.2

Income taxes                                                    0.9        1.7        1.8
                                                             --------   --------   --------

Income before extraordinary item                                1.5        2.4        2.4

Extraordinary item - loss on early retirement of debt,
 net of tax benefit                                              --       (0.1)        --
                                                             --------   --------   --------

Net income                                                      1.5%       2.3%       2.4%
                                                             ========   ========   ========

COMPARISON OF RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NET SALES. Net sales were flat at $3.9 billion for 2001 and 2000. The lower sales in the categories of traditional office products and furniture were offset by growth in janitorial and sanitation products and computer consumables, both of which were supported by acquisitions in 2001 and 2000. There were several factors that contributed to flat sales. First, sales volume to Corporate Express Inc. and US Office Products ("USOP") declined by approximately $100 million. This primarily is due to the integration of USOP into the Corporate Express business model, which is designed to buy more products directly from the manufacturer. Second, at the end of July 2001, the Company completed the sale of the Positive ID business unit. This sale reduced sales growth for the year by approximately 1%. Finally, a worsening macroeconomic environment negatively impacted all product categories.

Office furniture sales declined by mid-single-digits, compared with the prior year. These results continue to reflect slowing consumer demand and weak macroeconomic conditions. While the current economic environment presents challenges, the Company sees an opportunity for sales growth as dealers shift their inventory investment to wholesalers to limit their working capital requirements. Furthermore, in a weak economy consumers tend to shift their demand toward the mid-priced furniture lines offered by the Company. However, the Company is challenged by the excess supply of premium grade furniture available in the marketplace due to the failure of Internet and other companies. Typical purchasers of mid-grade furniture are purchasing used premium grade furniture at extremely attractive prices.

The janitorial and sanitation product category, primarily distributed through the Lagasse operating unit, achieved a 31% growth rate, compared with the prior year. This growth primarily reflected Lagasse's January 5, 2001, acquisition of Peerless Paper Mills, Inc. ("Peerless") as well as a growth rate in the high single-digits with Lagasse's existing customer base. Peerless was a wholesale distributor of janitorial/sanitation, paper, and food service products. This acquisition enabled the Company to expand the Lagasse product line, enhance scale and infrastructure, and add experienced management to the Lagasse operation.

Sales of traditional office products experienced a decline of 7% versus the prior year. Uncertainty surrounding the economy and workforce reductions slowed consumption of office products within the commercial sector, particularly in medium-to-large companies.

GROSS MARGIN. Gross margin in 2001 was $619.8 million, or 15.8% of net sales, compared with $643.8 million, or 16.3% of net sales, in 2000. The rate decline is due to lower pricing margin due to a shift in product mix toward computer consumables, partially offset by incremental vendor allowances, lower inventory shrinkage and lower distressed inventory losses. Approximately 55% of the Company's vendor rebates are variable and are directly linked to achieving certain purchase volume hurdles. During 2001, inventory purchase levels declined significantly as evidenced by the Company's lower working capital requirements. Manufacturers' allowances as a percentage of net sales increased by approximately 0.5% resulting from a change in product mix and the impact of new vendor agreements.

OPERATING EXPENSES. Operating expenses for 2001 were up 12.8% to $497.7 million and were 12.7% of net sales, compared with $441.3 million, or 11.2% of net sales, in the prior year. The increase in operating expenses was partially due to the $47.6 million restructuring charge (see Note 3 to the Consolidated Financial Statements), which resulted in a 1.2% increase to the operating expense ratio. The increase was also a result of investments in The Order People, the Company's third-party fulfillment business. Operating expenses related to TOP for 2001, excluding the TOP portion of the restructuring charge, and 2000, totaled $18.2 million and $9.0 million, respectively, resulting in a 0.5% and a 0.2% increase in the operating expense ratio.

INCOME FROM OPERATIONS. Income from operations decreased 39.7% to $122.1 million, or 3.1% of net sales, compared with $202.5 million, or 5.1% of net sales in 2000. Excluding the investments in The Order People and the restructuring charge, income from operations decreased 9.1% to $191.4 million or 4.9% of net sales in 2001, compared with an increase of 15.5% to $210.5 million or 5.4% of net sales in 2000.

INTEREST EXPENSE. Interest expense for 2001 was $25.9 million, or 0.7% of net sales, compared with $30.2 million, or 0.8% of net sales, in 2000. This reduction reflected the interest expense savings related to the redemption of the 12.75% Notes (as defined) as well as lower interest rates on variable rate debt.

INTEREST INCOME. Interest income for 2001 was $2.1 million, or 0.1% of net sales, compared with $2.9 million, or 0.1% of net sales, in 2000.

OTHER EXPENSE. Other expense for 2001 was $4.6 million, or 0.1% of net sales, compared with $11.2 million, or 0.3% of net sales in 2000. This expense primarily represented the costs associated with the sale of certain trade accounts receivable through the Receivables Securitization Program (as defined) partially offset by a gain on the sale of fixed assets of $2.4 million.

INCOME TAXES. Income tax expense as a percent of net sales was 0.9% in 2001 and 1.7% in 2000. The effective tax rate declined to 39.2% in 2001 from 39.9% in 2000. This was due to a change in the mix of pre-tax earnings between states.

NET INCOME. Net income for 2001 decreased 38.2% to $57.0 million, or 1.5% of net sales, from $92.2 million, or 2.3% of net sales, in 2000. Excluding the restructuring charge, net income for 2001 was $85.9 million, compared with $98.6 million in 2000, excluding the extraordinary item.

FOURTH QUARTER RESULTS. Certain expense and cost of sale estimates are recorded throughout the year, including inventory shrinkage and obsolescence, required LIFO reserve, manufacturers' allowances, advertising costs and various expense items. During the fourth quarter of 2001, the Company recorded a favorable net income adjustment of approximately $5.8 million related to the refinement of estimates recorded in the prior three quarters.

COMPARISON OF RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NET SALES. Net sales increased 14.6% to $3.9 billion for 2000, compared with $3.4 billion for 1999. This increase reflected growth in the Company's core business, incremental sales from acquisitions completed in 2000, and increases in freight revenue. The Company's sales growth within its core business was broad based, with strength in all geographic regions, across all product categories and customer channels. Specifically, the janitorial and sanitation products, computer consumables and office furniture categories experienced strong sales growth. Sales growth for the year ended December 31, 2000, excluding the acquisitions of Azerty Canada and CallCenter Services, Inc., increased 12.2%.

GROSS MARGIN. Gross margin in 2000 reached $643.8 million, up 14.1% from last year and was 16.3% of net sales, compared with $564.2 million, or 16.4% of net sales, in 1999. The 0.1% rate decline was due to lower pricing margin partially offset by incremental vendor allowances earned as a result of higher sales volume.

OPERATING EXPENSES. Operating expenses for 2000 were up 15.5% to $441.3 million and were 11.2% of net sales, compared with $382.0 million, or 11.1% of net sales, in the prior year. The increase in the operating expense rate was attributable to investments in The Order People, the Company's third-party fulfillment business. Operating expenses for 2000 related to The Order People totaled $9.0 million resulting in a 0.2% increase in the operating expense ratio.

INCOME FROM OPERATIONS. Income from operations increased 11.1% to $202.5 million, or 5.1% of net sales, compared with $182.2 million, or 5.3% of net sales, in 1999. Excluding the investments in The Order People, income from operations increased 15.5% to $210.5 million or 5.4% of net sales.

INTEREST EXPENSE. Interest expense for 2000 was $30.2 million, or 0.8% of net sales, compared with $30.0 million, or 0.8% of net sales, in 1999. This reduction reflected the Company's continued leveraging of interest costs against higher sales, and the interest expense savings related to the redemption of the 12.75% Notes (as defined) partially offset by slightly higher interest rates on variable rate debt.

INTEREST INCOME. Interest income for 2000 was $2.9 million, or 0.1% of net sales, compared with $0.8 million in 1999. This increase was primarily due to an increase in interest earned on notes receivable.

OTHER EXPENSE. Other expense for 2000 reached $11.2 million, or 0.3% of net sales, compared with $9.4 million, or 0.3% of net sales, in 1999. This expense primarily represents the costs associated with the sale of certain trade accounts receivable through the Receivables Securitization Program (as defined). These costs vary on a monthly basis and generally are related to certain short-term interest rates.

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income before income taxes and extraordinary item was $164.1 million, or 4.1% of net sales, compared with $143.6 million, or 4.2% of net sales, in 1999.

INCOME TAXES. Income tax expense as a percent of net sales was 1.7% in 2000 compared to 1.8% in 1999. The effective tax rate declined to 39.9% in 2000 from 41.9% in 1999. This was due to a change in the mix of pre-tax earnings between states and higher pre-tax earnings with relatively constant nondeductible expenses, such as goodwill.

NET INCOME. Net income for 2000 increased 10.6% to $92.2 million, or 2.3% of net sales, from $83.4 million, or 2.4% of net sales, in 1999. Net income for 2000, excluding the impact of the extraordinary item, increased 18.2% to $98.6 million, or 2.4% of net sales.

FOURTH QUARTER RESULTS. Certain expense and cost of sale estimates are recorded throughout the year, including inventory shrinkage and obsolescence, required LIFO reserve, manufacturers' allowances, advertising costs and various expense items. During the fourth quarter of 2000, the Company recorded a favorable net income adjustment of approximately $5.9 million related to the refinement of estimates recorded in the prior three quarters.

LIQUIDITY AND CAPITAL RESOURCES

United is a holding company and, as a result, its primary source of funds is cash generated from operating activities of its operating subsidiary, USSC, and bank borrowings by USSC. The Credit Agreement and the indentures governing the Notes contain restrictions on the ability of USSC to transfer cash to United.

The Company's outstanding debt and liquidity sources (1) consisted of the following amounts (dollars in thousands):

                                                                         As of December 31,
                                                                     -------------------------
                                                                        2001           2000
                                                                     ----------     ----------
  Revolver - $250.0 million less letter of credit liabilities        $       --     $   98,000
  Tranche A term loan, due in installments until March 31, 2004          32,331         44,325
  Tranche A-1 term loan due in installments until June 30, 2005         109,375        137,500
  8.375% Senior Subordinated Notes, due April 15, 2008                  100,000        100,000
  Industrial development bonds, at market interest rates,
  maturing at various dates through 2011                                 14,300         14,300
  Industrial development bonds, at 66% to 78% of prime,
  maturing at various dates through 2004                                 15,500         15,500
  Other long-term debt                                                      199            242
                                                                     ----------     ----------
  Total debt                                                            271,705        409,867
  Receivables Securitization (liquidity sources)(1)                     125,000        150,000
                                                                     ----------     ----------
  Total outstanding debt and liquidity sources(1)                    $  396,705     $  559,867
                                                                     ==========     ==========

(1) See discussion under Receivables Securitization Program.

DISCLOSURES ABOUT CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table aggregates all contractual commitments and commercial obligations that affect financial condition and liquidity as of December 31, 2001.

Dollars in thousands                                                      Payment due by period
--------------------                                                      ---------------------
                                                   Less than 1       1 - 3         4 - 5       After 5
Contractual obligations                               year           years         years        years         Total
-----------------------                            -----------     ---------     ---------    ----------    ---------
Long-term debt                                     $    52,970     $ 111,935     $      --    $  106,800    $ 271,705
Operating leases                                        43,887        95,018        36,101        36,867      211,873
                                                   -----------     ---------     ---------    ----------    ---------
Total contractual cash obligations                 $    96,857     $ 206,953     $  36,101    $  143,667    $ 483,578
                                                   ===========     =========     =========    ==========    =========

In addition, the Company obtains up to $160.0 million of liquidity from the Company's Receivable Securitization program (as defined). At December 31, 2001, the Company had liquidity of $125.0 million from the sale of accounts receivable under this program. Continued sales of receivables under this program depend upon stand-by liquidity funding that is subject to annual renewal. If the stand-by liquidity funding were unavailable, no new sale of accounts receivable would occur and collections against accounts receivable would largely be dedicated to reducing the balance of accounts receivable sold under the Receivables Securitization Program and as a result debt may increase or liquid assets may decrease.

CREDIT AGREEMENT

In order to restate and further amend the Second Amended and Restated Credit Agreement, dated April 3, 1998 (the "Prior Credit Agreement"), USSC, as issuer, entered into the Third Amended and Restated Revolving Credit Agreement, dated June 29, 2000, with various lenders and the administrative agent named therein (the "Credit Agreement"). The Credit Agreement, among other things, provides a facility ("Tranche A Term Loan Facility") for the continuation of the term loans outstanding as of its effective date under the Prior Credit Agreement, an additional $150.0 million aggregate principal amount, five-year term loan facility (the "Tranche A-1 Term Loan Facility" and, together with the Tranche A Term Loan Facility, the "Term Loan Facilities"), and a revolving credit facility of up to $250.0 million aggregate principal amount (the "Revolving Credit Facility"). Availability under the Revolving Credit Facility is reduced by the amount of letters of credit outstanding under the facility.

As of December 31, 2001, the available credit under the Term Loan Facilities included $141.7 million of term loan borrowings. In addition, the Company has $100.0 million of 8.375% Senior Subordinated Notes due 2008, and $29.8 million of industrial revenue bonds.

As of December 31, 2001, principal amounts borrowed and outstanding under the Term Loan Facilities consisted of a $32.3 million Tranche A Term Loan Facility and a $109.4 million Tranche A-1 Term Loan Facility. Amounts outstanding under the Tranche A Term Loan Facility are to be repaid in nine quarterly installments ranging from $3.1 million at March 31, 2002, to $3.7 million at March 31, 2004. Amounts outstanding under the Tranche A-1 Term Loan Facility are to be repaid in 14 quarterly installments of $7.8 million.

The Revolving Credit Facility is limited to $250.0 million, less the aggregate amount of letter of credit liabilities under the facility, and contains a provision for swingline loans in an aggregate amount up to $25.0 million. The Revolving Credit Facility matures on March 31, 2004. The Company had no borrowings outstanding under the Revolving Credit Facility at December 31, 2001. As of December 31, 2001, the Company had $215.8 million available under its Revolving Credit Facility after deducting certain outstanding letter-of-credit liabilities of $34.2 million.

As collateral security for the obligations of USSC and security interests, liens have been placed upon accounts receivable and related instruments, inventory, equipment, contract rights, intellectual property and all other tangible and intangible personal property (including proceeds) and fixtures and certain real property of USSC and its domestic subsidiaries, other than accounts receivables sold in connection with the Receivables Securitization Program. Also securing these obligations are first priority pledges of all of the outstanding stock of USSC and of its domestic direct and indirect subsidiaries, including Lagasse and Azerty but excluding The Order People, as well as certain of the stock of identified foreign direct and indirect subsidiaries of USSC (excluding USS Receivables Company, Ltd.).

The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest as determined within a pricing matrix. The interest rate is based on the ratio of total debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The Tranche A Facility and Revolving Credit Facility bear interest at the prime rate plus 0% to 1.00%, or, at the Company's option, the London Interbank Offered Rate ("LIBOR") plus 1.25% to 2.25%. The Tranche A-1 Facility bears interest at the prime rate plus 0.25% to 1.25%, or, at the Company's option, LIBOR plus 1.50% to 2.50%.

The Credit Agreement contains representations and warranties, affirmative and negative covenants, and events of default customary for financing of this type. At December 31, 2001, the Company was in compliance with all covenants contained in the Credit Agreement.

The right of United to participate in any distribution of earnings or assets of USSC is subject to the prior claims of the creditors of USSC. In addition, the Credit Agreement contains certain restrictive covenants, including covenants that restrict or prohibit USSC's ability to pay cash dividends and make other distributions to United.

The Company is exposed to market risk for changes in interest rates. The Company may enter into interest rate protection agreements, including collar agreements, to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. These agreements generally require the Company to pay to or entitle the Company to receive from the other party the amount, if any, by which the Company's interest payments fluctuate beyond the rates specified in the agreements. The Company is subject to the credit risk that the other party may fail to perform under such agreements. The Company's cost for these agreements was amortized to interest expense over the term of the agreements, and the unamortized cost was included in other assets. Any payments received or made as a result of the agreements were recorded as an addition to or a reduction from interest expense. For the year ended December 31, 1999, the Company recorded $0.2 million to interest expense resulting from LIBOR rate fluctuations below the floor rate specified in the collar agreements. The Company's interest rate collar agreements on $200.0 million of borrowings at LIBOR rates between 5.2% and 8.0% expired on October 29, 1999. As of December 31, 2001, the Company has not entered into any new interest rate collar agreements.

Management believes that the Company's cash on hand, anticipated funds generated from operations and borrowings available under the Credit Agreement will be sufficient to meet the short-term (fewer than 12 months) and long-term operating and capital needs of the Company, as well as to service its debt in accordance with its terms. There is, however, no assurance that this will be accomplished.

12.75% SENIOR SUBORDINATED NOTES

The 12.75% Senior Subordinated Notes ("12.75% Notes") were originally issued on May 3, 1995, pursuant to the 12.75% Notes Indenture. On May 2, 2000, the Company redeemed the remaining $100.0 million of its 12.75% Senior Subordinated Notes (the "12.75% Notes"). The 12.75% Notes were redeemed at the redemption price of 106.375% of the principal amount plus accrued interest. As a result, the Company recognized an extraordinary loss on the early retirement of debt of approximately $10.7 million ($6.5 million net of tax benefit of $4.2 million). This charge included the write-off of approximately $4.3 million ($2.6 million net of tax benefit of $1.7 million) of capitalized costs. The redemption was funded through the Company's Revolving Credit Facility.

8.375% SENIOR SUBORDINATED NOTES

The 8.375% Senior Subordinated Notes ("8.375% Notes") were issued on April 15, 1998, pursuant to the 8.375% Notes Indenture. As of December 31, 2001, the aggregate outstanding principal amount of 8.375% Notes was $100.0 million. The 8.375% Notes are unsecured senior subordinated obligations of USSC, and payment of the 8.375% Notes is fully and unconditionally guaranteed by the Company and USSC's domestic "restricted" subsidiaries that incur indebtedness (as defined in the 8.375% Notes Indenture) on a senior subordinated basis. The Notes are redeemable on April 15, 2003, in whole or in part, at a redemption price of 104.188% (percentage of principal amount). The 8.375% Notes mature on April 15, 2008, and bear interest at the rate of 8.375% per annum, payable semi-annually on April 15 and October 15 of each year.

RECEIVABLES SECURITIZATION PROGRAM

As part of an overall financing strategy, the Company utilizes a standard third-party receivables securitization program to provide low-cost funding. Under this $163.0 million program, the Company sells its eligible accounts receivable (except for certain excluded accounts receivable, which initially includes all accounts receivable from Azerty and Lagasse) to the Receivables Company, a wholly owned offshore, bankruptcy-remote special purpose limited liability company. This company in turn ultimately transfers the eligible accounts receivable to a third-party, multi-seller asset-backed commercial paper program, existing solely for the purpose of issuing commercial paper rated A-1/P-1 or higher. The sale of trade accounts receivable includes not only those eligible accounts receivable that existed on the closing date of the Receivables Securitization Program, but also eligible accounts receivable created thereafter. Costs related to this facility vary on a monthly basis and generally are related to certain short-term interest rates. These costs are included in the Consolidated Statements of Income under the caption Other Expense.

Affiliates of PNC Bank and JP Morgan Chase act as funding agents. The funding agents, together with other commercial banks rated at least A-1/P-1, provide standby liquidity funding to support the sale of the accounts receivable by the Receivables Company under 364-day liquidity facilities. The Receivables Company retains an interest in the eligible receivables transferred to the third party. As a result of the Receivables Securitization Program, the balance sheet assets of the Company as of December 31, 2001 and 2000 exclude $125.0 million and $150.0 million, respectively, of accounts receivable sold to the Receivables Company.

CASH FLOW INFORMATION

The statements of cash flows for the Company for the periods indicated are summarized below:

                                                                    Years Ended December 31,
                                                             --------------------------------------
                                                                2001           2000         1999
                                                             ----------     ---------     ---------
                                                                      (dollars in thousands)
Net cash provided by operating activities                    $  191,140     $  38,670     $  53,581
Net cash used in investing activities                           (46,327)      (83,534)      (26,011)
Net cash (used in) provided by financing activities            (135,783)       45,655       (27,615)

Net cash provided by operating activities for the year ended December 31, 2001, reached $191.1 million, including a $105.7 million decline in inventory, $57.0 million in net income, $39.9 million in depreciation and amortization, a $23.4 million decline in accounts receivable, a $20.0 million increase in accrued liabilities, and a $9.4 million increase in other liabilities partially offset by a $52.6 million decline in accounts payable and a $12.8 million increase in other assets. Net cash provided by operating activities was $38.7 million for the year ended December 31, 2000. This was primarily due to net income of $92.2 million, an increase in accounts payable of $46.2 million, and $32.9 million of depreciation and amortization, partially offset by a $73.7 million increase in inventory, a $49.5 million increase in accounts receivable and a $14.9 million increase in other assets. Net cash provided by operating activities for the year ended December 31, 1999, was $53.6 million. This was primarily driven by net income of $83.4 million and depreciation and amortization of $31.3 million, partially offset by a $62.0 million increase in net operating assets and liabilities.

Net cash used in investing activities for the year ended December 31, 2001, was $46.3 million, which includes $32.7 million for the acquisition of Peerless Paper Mills, Inc., and $32.5 million for capital expenditures, partially offset by $14.9 million of proceeds from the sale of Positive ID and $3.9 million in proceeds from the disposition of property, plant and equipment. Net cash used in investing activities for the year ended December 31, 2000, was $83.5 million, including capital expenditures of $43.6 million and business acquisitions of $44.2 million, partially offset by $4.3 million of proceeds from disposition of property, plant and equipment. Net cash used in investing activities for the year ended December 31, 1999, was $26.0 million, resulting primarily from capital expenditures of $25.5 million.

Net cash used in financing activities for the year ended December 31, 2001, reached $135.8 million, including a $98.0 million repayment under the Revolving Credit Facility, $40.2 million Term Loan repayment and $12.4 million related to the acquisition of treasury stock partially offset by $15.8 million in proceeds from the issuance of treasury stock. Net cash provided by financing activities for the year ended December 31, 2000, was $45.7 million, including $150.0 million of Term Loan borrowings and $45.0 million of net borrowings under the Revolving Credit Facility, partially offset by $128.5 million of Term Loan retirements and principal payments and $22.4 million related to the acquisition of treasury stock. Net cash used in financing activities for the year ended December 31, 1999, was $27.6 million, including $49.6 million of common stock repurchases, partially offset by net borrowings of $21.5 million.

SEASONALITY

The Company's sales generally are relatively steady throughout the year. However, sales vary to the extent of seasonal buying patterns of consumers of office products. In particular, the Company's sales usually are higher than average during January, when many businesses begin operating under new annual budgets.

The Company experiences seasonality in its working capital needs, with highest requirements in December through February, reflecting a build-up in inventory prior to and during the peak sales period. The Company believes that its current availability under the Revolving Credit Facility is sufficient to satisfy the seasonal working capital needs for the foreseeable future.

INFLATION/DEFLATION AND CHANGING PRICES

The Company maintains substantial inventories to accommodate the prompt service and delivery requirements of its customers. Accordingly, the Company purchases its products on a regular basis in an effort to maintain its inventory at levels that it believes are sufficient to satisfy the anticipated needs of its customers, based upon historical buying practices and market conditions. Although the Company historically has been able to pass through manufacturers' price increases to its customers on a timely basis, competitive conditions will influence how much of future price increases can be passed on to the Company's customers. Conversely, when manufacturers' prices decline, lower sales prices could result in lower margins as the Company sells existing inventory. As a result, changes in the prices paid by the Company for its products could have a material adverse effect on the Company's net sales, gross margins and net income.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on its financial position and results of operations.

In June 2001, the FASB issued SFAS No. 141, "BUSINESS COMBINATIONS," and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS 141 includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The amortization of goodwill and intangible assets with indefinite useful lives is prohibited under SFAS 142. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply SFAS 142 beginning in the first half of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $4.9 million, or $0.15 per share, in 2002. Changes in the estimated useful lives of intangible assets are not expected to have a material impact on net income in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets in the first half of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first half of 2002. The Company has not yet determined what the effect of these tests will be on its earnings and financial position.

In June 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS," which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of SFAS 143 will have a material impact on its financial position or results of operations.

Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" issued by the FASB. SFAS No. 133, as amended by SFAS Nos. 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet. The statement also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income depending on their intended use. The adoption of SFAS Nos. 133, 137, and 138 did not have a material impact on the Company's Consolidated Financial Statements.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is subject to market risk associated principally with changes in interest rates and foreign currency exchange rates. Interest rate exposure is principally limited to the Company's outstanding long-term debt at December 31, 2001, of $271.7 million, and $125.0 million of receivables sold under the Receivables Securitization Program, whose discount rate varies with market interest rates ("Receivables Exposure"). Approximately 25% of the outstanding debt and Receivables Exposure, is priced at interest rates that are fixed. The remaining debt and Receivables Exposure are priced at interest rates that re-price with the market. A 50 basis point movement in interest rates would result in an annualized increase or decrease of approximately $1.5 million in interest expense, loss on the sale of certain accounts receivable and cash flows. The Company may from time-to-time enter into interest rate swaps, options or collars. The Company does not use financial or commodity derivative instruments for trading purposes. Typically, the use of such derivative instruments is limited to interest rate swaps, options or collars on the Company's outstanding long-term debt. The Company's exposure related to such derivative instruments is, in the aggregate, not material to its financial position, results of operations and cash flows. As of December 31, 2001, the Company had no financial or commodity derivative instruments outstanding.

The Company's foreign currency exchange rate risk is limited principally to the Mexican Peso, Canadian Dollar, as well as product purchases from Asian countries currently paid in U.S. dollars. Many of the products the Company sells in Mexico and Canada are purchased in U.S. dollars, while the sale is invoiced in the local currency. The Company's foreign currency exchange rate risk is not material to its financial position, results of operations and cash flows. The Company has not previously hedged these transactions, but it may enter into such transactions when it believes there is a financial advantage.

ITEM 8.   FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

TO THE STOCKHOLDERS AND BOARD OF
DIRECTORS OF UNITED STATIONERS INC.

We have audited the accompanying consolidated balance sheets of United Stationers Inc. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Stationers Inc. and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                /s/ERNST & YOUNG LLP

Chicago, Illinois
January 29, 2002

                     UNITED STATIONERS INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  (dollars in thousands, except per share data)

                                                                         Years Ended December 31,
                                                                 ----------------------------------------
                                                                     2001           2000         1999
                                                                 -----------    -----------   -----------
Net sales                                                        $ 3,925,936    $ 3,944,862   $ 3,442,696
Cost of goods sold                                                 3,306,143      3,301,018     2,878,539
                                                                 -----------    -----------   -----------
Gross profit                                                         619,793        643,844       564,157

Operating expenses:
   Warehousing, marketing and administrative expenses                450,135        441,298       381,963
   Restructuring charge                                               47,603             --            --
                                                                 -----------    -----------   -----------
Total operating expenses                                             497,738        441,298       381,963
                                                                 -----------    -----------   -----------
Income from operations                                               122,055        202,546       182,194

Interest expense                                                     (25,872)       (30,171)      (30,044)
Interest income                                                        2,079          2,942           849
Other expense, net                                                    (4,621)       (11,201)       (9,432)
                                                                 -----------    -----------   -----------

Income before income taxes and extraordinary item                     93,641        164,116       143,567

Income taxes                                                          36,663         65,473        60,158
                                                                 -----------    -----------   -----------
Income before extraordinary item                                      56,978         98,643        83,409

Extraordinary item - loss on early retirement of debt, net of
   tax benefit of $4,248                                                  --         (6,476)           --
                                                                 -----------    -----------   -----------
Net income                                                       $    56,978    $    92,167   $    83,409
                                                                 ===========    ===========   ===========
Net income per common share:
  Income before extraordinary item                               $      1.70    $      2.89   $      2.40
  Extraordinary item                                                      --          (0.19)           --
                                                                 -----------    -----------   -----------
  Net income per common share                                    $      1.70    $      2.70   $      2.40
                                                                 ===========    ===========   ===========
  Average number of common shares (in thousands)                      33,561         34,101        34,708
                                                                 ===========    ===========   ===========
Net income per common share-assuming dilution:
  Income before extraordinary item                               $      1.68    $      2.84   $      2.37
  Extraordinary item                                                     --           (0.19)           --
                                                                 -----------    -----------   -----------
  Net income per common share                                    $      1.68    $      2.65   $      2.37
                                                                 ===========    ===========   ===========
  Average number of common shares (in thousands)                      33,928         34,775        35,208
                                                                 ===========    ===========   ===========

  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     UNITED STATIONERS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                                                         As of December 31,
                                                                 --------------------------------
                                                                      2001               2000
                                                                 -------------       ------------
ASSETS

Current assets:

 Cash and cash equivalents                                       $      28,814       $     19,784

 Accounts receivable, less allowance for doubtful accounts
    of $13,462 in 2001 and $14,376 in 2000                             311,047            329,934

 Inventories                                                           581,705            688,926

 Other current assets                                                   28,532             15,843
                                                                 -------------       ------------

    Total current assets                                               950,098          1,054,487

Property, plant and equipment, at cost:

 Land                                                                   19,423             19,898

 Buildings                                                              92,855             93,471

 Fixtures and equipment                                                235,039            213,257

 Leasehold improvements                                                  3,433              2,906
                                                                 -------------       ------------

Total property, plant and equipment                                    350,750            329,532

 Less - accumulated depreciation and amortization                      161,738            139,745
                                                                 -------------       ------------

Net property, plant and equipment                                      189,012            189,787

Goodwill                                                               180,117            181,923

Other                                                                   20,360             20,830
                                                                 -------------       ------------

    Total assets                                                 $   1,339,587       $  1,447,027
                                                                 =============       ============

  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     UNITED STATIONERS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                    (dollars in thousands, except share data)

                                                                    As of December 31,
                                                              ------------------------------
                                                                  2001             2000
                                                              -------------    -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

 Accounts payable                                             $     336,722    $     392,789

 Accrued expenses                                                   147,640          125,969

 Current maturities of long-term debt                                52,970           40,273
                                                              -------------    -------------

   Total current liabilities                                        537,332          559,031

Deferred income taxes                                                18,228           22,703

Long-term debt                                                      218,735          369,594

Other long-term liabilities                                          26,611           17,260
                                                              -------------    -------------

   Total liabilities                                                800,906          968,588

Stockholders' equity:

 Common stock, $0.10 par value; authorized -
  100,000,000 shares, issued - 37,217,814 shares in
  2001 and 37,213,207 shares in 2000                                  3,722            3,721

 Capital in excess of par value                                     310,150          302,837

 Treasury stock, at cost- 3,613,954 shares in 2001
   and 3,767,907 shares in 2000                                     (69,402)         (66,832)

 Retained earnings                                                  297,407          240,429

 Accumulated translation adjustment                                  (3,196)          (1,716)
                                                              -------------    -------------

   Total stockholders' equity                                       538,681          478,439
                                                              -------------    -------------

   Total liabilities and stockholders' equity                 $   1,339,587    $   1,447,027
                                                              =============    =============

     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     UNITED STATIONERS INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                         Years Ended December 31,
                                                               ---------------------------------------
                                                                   2001         2000          1999
                                                               -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $    56,978   $    92,167   $    83,409
Adjustments to reconcile net income to net cash provided
 by operating activities:
   Depreciation                                                     29,210        22,835        22,817
   Amortization                                                      9,331         8,270         6,631
   Amortization of capitalized financing costs                       1,310         1,748         1,828
   Restructuring charge - write-down of assets                      15,925            --            --
   Gain on sale of property, plant and equipment                    (2,424)           --            --
   Extraordinary item - early retirement of debt                        --        10,724            --
   Deferred income taxes                                           (11,320)        5,320           662
   Other                                                            (1,060)         (546)          236
Changes in operating assets and liabilities,
 net of acquisitions and dispositions:
   Decrease (increase) in accounts receivable                       23,414       (49,506)      (59,965)
   Decrease (increase) in inventory                                105,723       (73,663)      (52,742)
   Increase in other assets                                        (12,758)      (14,943)       (2,831)
   (Decrease) increase in accounts payable                         (52,555)       46,231        44,606
   Increase (decrease) in accrued liabilities                       20,014        (6,894)       11,120
   Increase (decrease) in other liabilities                          9,352        (3,073)       (2,190)
                                                               -----------   -----------   -----------
     Net cash provided by operating activities                     191,140        38,670        53,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions                                                       (32,650)      (44,233)       (4,680)
Sale of Positive ID                                                 14,941            --            --
Capital expenditures                                               (32,503)      (43,638)      (25,461)
Proceeds from the disposition of property, plant & equipment         3,885         4,337         4,130
                                                               -----------   -----------   -----------
     Net cash used in investing activities                         (46,327)      (83,534)      (26,011)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings under revolver                         (98,000)       45,000        29,000
Retirements and principal payments of debt                         (40,163)     (128,509)       (7,604)
Borrowings under financing agreements                                   --       150,000           145
Financing costs                                                         --            --           250
Issuance of common stock                                                --            --         2,523
Issuance of treasury stock                                          15,796         4,247           323
Acquisition of treasury stock, at cost                             (12,383)      (22,437)      (49,600)
Payment of employee withholding tax related to stock
 option exercises                                                   (1,033)       (2,646)       (2,652)
                                                               -----------   -----------   -----------
     Net cash (used in) provided by financing activities          (135,783)       45,655       (27,615)
                                                               -----------   -----------   -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                              9,030           791           (45)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                        19,784        18,993        19,038
                                                               -----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                         $    28,814   $    19,784   $    18,993
                                                               ===========   ===========   ===========

     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     UNITED STATIONERS INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    (dollars in thousands, except share data)

                                 Number                   Number                    Capital                                Total
                                   of                       of        Treasury        in         Other                     Stock-
                                 Common       Common     Treasury       Stock       Excess     Comprehen-    Retained     holders'
                                 Shares        Stock      Shares       at Cost      of Par    sive Income    Earnings      Equity
                               ----------   ---------   ----------   ----------   ----------  -----------   ----------   ----------
As of December 31, 1998        36,912,173   $   3,691           --   $       --   $  303,330  $    (1,311)  $   64,853   $  370,563

Net income                             --          --           --           --           --           --       83,409       83,409
Unrealized translation
 adjustment                            --          --           --           --           --          194           --          194
                                                                                              -----------   ----------   ----------
  Comprehensive income                 --          --           --           --           --          194       83,409       83,603
Acquisition of treasury
 stock                                 --          --   (3,250,000)     (49,600)          --           --           --      (49,600)
Stock options exercised           299,254          30       29,519          455          666           --           --        1,151
Other                               1,780          --           --           --          292           --           --          292
                               ----------   ---------   ----------   ----------   ----------  -----------   ----------   ----------

As of December 31, 1999        37,213,207       3,721   (3,220,481)     (49,145)     304,288       (1,117)     148,262      406,009

Net income                             --          --           --           --           --           --       92,167       92,167
Unrealized translation
 adjustment                            --          --           --           --           --         (599)          --         (599)
                                                                                              -----------   ----------   ----------
  Comprehensive income                 --          --           --           --           --         (599)      92,167       91,568
Acquisition of treasury
 stock                                 --          --     (857,100)     (22,437)          --           --           --      (22,437)
Stock options exercised                --          --      309,674        4,750       (1,451)          --           --        3,299
                               ----------   ---------   ----------   ----------   ----------  -----------   ----------   ----------
As of December 31, 2000        37,213,207       3,721   (3,767,907)     (66,832)     302,837       (1,716)     240,429      478,439

Net income                             --          --           --           --           --           --       56,978       56,978
Unrealized translation
 adjustment                            --          --           --           --           --       (1,480)          --       (1,480)
                                                                                              -----------   ----------   ----------
  Comprehensive income                 --          --           --           --           --       (1,480)      56,978       55,498
Acquisition of treasury
 stock                                 --          --     (467,500)     (12,383)          --           --           --      (12,383)
Stock options exercised             4,607           1      621,453        9,813        7,313           --           --       17,127
                               ----------   ---------   ----------   ----------   ----------  -----------   ----------   ----------

As of December 31, 2001        37,217,814   $   3,722   (3,613,954)  $  (69,402)  $  310,150    $  (3,196)  $  297,407   $  538,681
                               ==========   =========   ==========   ==========   ==========  ===========   ==========   ==========

     SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     UNITED STATIONERS INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

The Consolidated Financial Statements represent United Stationers Inc. ("United") with its wholly owned subsidiary United Stationers Supply Co. ("USSC") and its subsidiaries - collectively (the "Company"). The Company is the largest general line business products wholesaler in the United States, with 2001 net sales of $3.9 billion. The Company operates in a single reportable segment as a national wholesale distributor of business products. The Company offers approximately 40,000 items from more than 500 manufacturers. This includes a broad spectrum of office products, computer supplies, office furniture, business machines, presentation products and facilities management supplies. The Company primarily serves commercial and contract office products dealers. The Company sells its products through a national distribution network to more than 20,000 resellers, who in turn sell directly to end-users. These products are distributed through a computer-based network of 36 USSC regional distribution centers, 24 dedicated Lagasse, Inc. ("Lagasse") distribution centers that serve the janitorial and sanitation industry, four Azerty Incorporated ("Azerty") distribution centers that serve the U.S. and two in Mexico that serve computer supply resellers, two distribution centers that serve the Canadian marketplace and a mega-center that supports USSC, Azerty, Lagasse, and The Order People. During the second quarter of 2002, Azerty's computer systems and product offering will be integrated into USSC. In connection with this integration, the Company intends to close the four Azerty distribution centers.

ACQUISITION OF PEERLESS PAPER MILLS, INC.

On January 5, 2001, the Company's subsidiary Lagasse acquired all of the capital stock of Peerless Paper Mills, Inc. ("Peerless"). Subsequently, Peerless was merged into Lagasse. Peerless was a wholesale distributor of janitorial/sanitation, paper and food service products. The purchase price of approximately $32.7 million was financed through the Company's Senior Credit Facility. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess of cost over fair value of approximately $15.5 million was allocated to goodwill. The pro forma effects of the acquisition are not material.

ACQUISITION OF CALLCENTER SERVICES, INC.

On July 1, 2000, the Company acquired all of the capital stock of CallCenter Services, Inc. from Corporate Express, a Buhrmann Company. The purchase price was approximately $10.7 million financed through the Company's Senior Credit Facility. CallCenter Services, Inc. was a customer relationship management outsourcing service company with inbound call centers in Wilkes-Barre, Pennsylvania, and Salisbury, Maryland. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess of cost over fair value of approximately $3.1 million was allocated to goodwill. The pro forma effects of the acquisition were not material.

In November 2001, the Wilkes-Barre portion of CallCenter Services, Inc. was sold to Customer Satisfaction First. In addition, the Salisbury portion of CallCenter Services, Inc. was sold to 1-800-BARNONE, a Financial Corporation, Inc. in January 2002 for $1.2 million in cash and the assumption of $1.7 million of debt. The sale of these assets did not have a material impact on the Company's Consolidated Financial Statements.

ACQUISITION OF AZERTY CANADA

On July 5, 2000, the Company completed the acquisition of the net assets of Azerty Canada from MCSi, Inc. The purchase price was approximately $33.5 million (U.S. dollars) financed through the Company's Senior Credit Facility. Azerty Canada is a specialty wholesale distributor of computer consumables, peripherals and accessories. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the assets purchased and the liabilities assumed, based upon the estimated fair values at the date of acquisition. The excess of cost over fair value of approximately $11.8 million was allocated to goodwill. The pro forma effects of the acquisition were not material.

ESTABLISHING THE ORDER PEOPLE

During 2000, the Company established The Order People ("TOP") to operate as its third-party fulfillment provider for product categories beyond office products. In 2001, the Company did not achieve the estimated revenue to support TOP's cost structure. As a result, the Company began to reduce the operating expenses of TOP. However, the Company remains committed to building the third-party fulfillment business.

COMMON STOCK REPURCHASE

On October 23, 2000, the Company's Board of Directors authorized the repurchase of up to $50.0 million of its Common Stock. Under this authorization, the Company purchased 467,500 shares at a cost of approximately $12.4 million, during 2001. During 2000, the Company purchased 857,100 shares of its Common Stock at a cost of approximately $22.4 million. Acquired shares are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share data. During 2001 and 2000, the Company reissued 621,453 and 309,674 shares of treasury stock, respectively, to fulfill its obligations under its management equity plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company. All intercompany accounts and transactions have been eliminated in consolidation. For all acquisitions, account balances and results of operations are included in the Consolidated Financial Statements as of the date acquired.

REVENUE RECOGNITION

Revenue is recognized when a service is rendered or when a product is shipped and title is transferred to the customer.

CASH EQUIVALENTS

All highly liquid debt instruments with an original maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

INVENTORIES

Inventories constituting approximately 77% and 73% of total inventories at December 31, 2001 and 2000, respectively, have been valued under the last-in, first-out ("LIFO") method. The increase in the percentage of inventory on LIFO resulted from a decline in inventory levels at business units whose inventory is valued under the first-in, first-out ("FIFO") method. Inventory valued under the FIFO and LIFO accounting methods is recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $26.2 million and $19.0 million higher than reported at December 31, 2001 and 2000, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

The estimated useful life assigned to fixtures and equipment is from two to 10 years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements are amortized over the lesser of their useful lives or the term of the applicable lease.

GOODWILL

Goodwill represents the excess of cost over the value of net assets of businesses acquired and is amortized on a straight-line basis over periods ranging between 10 and 40 years. The Company periodically evaluates whether events or circumstances have occurred indicating that the remaining estimated useful life of goodwill may not be appropriate. If factors indicate that goodwill should be evaluated for possible impairment, the Company will use an estimate of undiscounted future operating income compared with the carrying value of goodwill to determine if a write-off is necessary. The cumulative amount of goodwill amortized at December 31, 2001 and 2000 is $27.9 million and $22.2 million, respectively. During 2000, the Company reversed approximately $9.2 million of goodwill related to certain purchase accounting reserves recorded in conjunction with the 1995 ASI/USI merger. See New Accounting Pronouncements within this note regarding changes in goodwill accounting.

SOFTWARE CAPITALIZATION

The Company capitalizes internal use software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position No. 98-1 "ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE." Amortization is recorded on a straight-line basis over the estimated useful life of the software, generally not to exceed seven years.

INCOME TAXES

Income taxes are accounted for using the liability method, under which deferred income taxes are recognized for the estimated tax consequences for temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Provision has not been made for deferred U.S. income taxes on the undistributed earnings of the Company's foreign subsidiaries because these earnings are intended to be permanently invested.

FOREIGN CURRENCY TRANSLATION

The functional currency for the Company's foreign operations is the local currency. Assets and liabilities of these operations are translated at the rates of exchange at the balance sheet date. The resulting translation adjustments are included in accumulated other comprehensive income, a separate component of stockholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions were not material.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from these estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on its financial position and results of operations.

In June 2001, the FASB issued SFAS No. 141, "BUSINESS COMBINATIONS," and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS 141 includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The amortization of goodwill and intangible assets with indefinite useful lives is prohibited under SFAS 142. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company will apply SFAS 142 beginning in the first half of 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $4.9 million, or $0.15 per share, in 2002. Changes in the estimated useful lives of intangible assets are not expected to have a material impact on net income in 2002. The Company will test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets in the first half of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the first half of 2002. The Company has not yet determined what the effect of these tests will be on its earnings and financial position.

In June 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS," which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of SFAS 143 will have a material impact on its financial position or results of operations.

Effective January 1, 2001, the Company adopted the provisions of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" issued by the Financial Accounting Standards Board. SFAS No. 133, as amended by SFAS Nos. 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet. The statement also requires changes in the fair value of the derivative instruments to be recorded in either net earnings or other comprehensive income depending on their intended use. The adoption of SFAS Nos. 133, 137, and 138 did not have a material impact on the Company's Consolidated Financial Statements.

3.   RESTRUCTURING CHARGE

In the third quarter of 2001, the Company's board of directors approved a restructuring plan that includes:

   - An organizational restructuring aimed at eliminating certain layers of management to achieve a lower cost structure and provide better customer service;
   - The consolidation of certain distribution facilities and call center operations;
   - An information technology platform consolidation;
   - Divestiture of The Order People's call center operations and certain other assets; and
   - A significant reduction to The Order People's cost structure.

The restructuring plan calls for a workforce reduction of 1,375. These positions primarily are related to The Order People and call center operations. The associate groups that will be affected by the restructuring plan include management personnel, inside and outside sales representatives, call center associates, distribution workers, and hourly administrative staff. The restructuring plan is designed to have all initiatives completed within approximately one year from the commitment date.

During the third quarter 2001, the Company recorded a pre-tax restructuring charge of $47.6 million, or $0.85 per share (on an after-tax basis). This charge includes a pre-tax cash charge of $31.7 million and a $15.9 million non-cash charge. The major components of the restructuring charge and the remaining accrual balance as of December 31, 2001, are as follows:

                                      Non-Cash
                                        Asset         Employment                          Total
                                        Write-      Termination and      Accrued       Restructuring
(dollars in thousands)                  Downs       Severance Costs     Exit Costs        Charge
----------------------                --------      ---------------     ----------     -------------
Restructuring Charge                  $ 15,925      $        19,189     $   12,489     $      47,603
Amounts Utilized-
 as of December 31, 2001               (15,925)              (3,023)        (1,226)          (20,174)
                                      --------      ---------------     ----------     -------------
Accrued Restructuring Costs-
 as of December 31, 2001              $     --      $        16,166     $   11,263      $     27,429
                                      ========      ===============     ==========     =============

The non-cash asset write-downs of $15.9 million were primarily the result of facility closures and business divestitures, including $8.8 million related to property, plant and equipment and $7.1 million related to goodwill. Asset write-downs are based on management's estimate of net realizable value.

Employment termination and severance costs are related to voluntary and involuntary terminations and reflect cash termination payments to be paid to associates affected by the restructuring plan. Healthcare benefits and career transition services are included in the termination and severance costs. The restructuring plan allows associates to continue their participation in the Company's healthcare plan during the term of their severance.

Accrued exit costs are primarily contractual lease obligations that existed prior to September 30, 2001, for buildings that the Company has closed or will be closing in the near future.

Implementation costs will be recognized as incurred and consist of incremental costs directly related to the realization of the restructuring plan. The Company estimates that the total cost of implementation will be approximately $6.7 million incurred ratably through approximately September 30, 2002. These costs include training, stay bonuses, consulting fees, costs to relocate inventory, and accelerated depreciation. Implementation costs incurred through December 31, 2001, were $2.2 million.

As of December 31, 2001, the Company completed the closure of three distribution centers and one USSC call center, eliminated one administrative office, divested a portion of the call center operations dedicated to serving The Order People's clients and began the implementation of its organizational restructuring and workforce reduction. As a result, the Company reduced its workforce by 580 associates through its voluntary and involuntary termination programs. The remaining 795 associates will be terminated throughout the implementation period of approximately one year.

4.   SEGMENT INFORMATION

The Company adopted SFAS No. 131, "DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION," in 1998. SFAS No. 131 requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the company's products and services, the countries in which the company earns revenues and holds assets, and major customers. This statement also requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. This statement requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. It is management's opinion that, at this time, the Company has several operating segments, however only one reportable segment.

The following discussion sets forth the required disclosure regarding single segment information:

The Company operates as a single reportable segment as the largest general line business products wholesaler in the United States with 2001 net sales of $3.9 billion - including operations outside the United States, which were immaterial. The Company sells its products through a national distribution network to more than 20,000 resellers, who in turn sell directly to end-users. These products are distributed through a computer-based network of 36 USSC regional distribution centers, 24 dedicated Lagasse distribution centers that serve the janitorial and sanitation industry, four Azerty distribution centers that serve the U.S. and two in Mexico that serve computer supply resellers, two distribution centers that serve the Canadian marketplace and a mega-center that supports USSC, Azerty, Lagasse, and The Order People. During the second quarter of 2002, Azerty's computer systems and product offering will be integrated into USSC. In connection with this integration, the Company intends to close the four Azerty distribution centers.

The Company's product offerings, comprised of more than 40,000 stockkeeping units (SKUs), may be divided into five primary categories. (i) The Company's core business continues to be traditional office products, which includes both brand name products and the Company's private brand products. Traditional office products include writing instruments, paper products, organizers and calendars and various office accessories. (ii) The Company also offers computer supplies, and peripherals to computer resellers and office products dealers. (iii) The Company sells office furniture, such as leather chairs, wooden and steel desks and computer furniture. The Company currently offers nearly 5,500 furniture items from 60 different manufacturers. (iv) A fourth category is facility supplies, including janitorial and sanitation supplies, safety and security items, and shipping and mailing supplies. The Company distributes these products through 24 Lagasse distribution centers to sanitary supply dealers. (v) The Company also distributes business machines and presentation products.

The Company's customers include office products dealers, mega-dealers, office furniture dealers, office products superstores and mass merchandisers, mail order companies, computer products resellers, sanitary supply distributors and e-commerce dealers. For the year ended December 31, 2001, Corporate Express, Inc. ("Corporate Express") accounted for approximately 10% of the Company's net sales. This percentage includes the combined 12-month volume for Corporate Express and U.S. Office Products ("USOP"). On March 5, 2001, USOP filed for Chapter 11 bankruptcy protection to facilitate its sale to Corporate Express. On May 14, 2001, the sale of USOP to Corporate Express was completed. Other than Corporate Express, no single customer accounted for more than 6% of the Company's net sales in 2001.

The following table sets forth net sales by product category (dollars in millions):

                                                      Years Ended December 31,
                                                    ---------------------------
                                                     2001      2000      1999
                                                    -------   -------   -------
Traditional office products                         $ 1,245   $ 1,356   $ 1,204
Computer consumables                                  1,349     1,288     1,136
Office furniture                                        499       513       435
Facilities supplies                                     402       310       240
Business machines and presentation products             352       385       344
Freight revenue                                          60        64        50
Other                                                    19        29        34
                                                    -------   -------   -------
Total net sales                                     $ 3,926   $ 3,945   $ 3,443
                                                    =======   =======   =======

5.   OTHER EXPENSE

The following table sets forth the components of other expense (dollars in thousands):

                                                       Years Ended December 31,
                                                    ------------------------------
                                                      2001        2000       1999
                                                    -------     --------   -------
Loss on the sale of accounts receivable, net of
  servicing revenue                                 $ 7,045     $ 11,133   $ 9,393
Other                                                (2,424)(1)       68        39
                                                    -------     --------   -------
Total                                               $ 4,621     $ 11,201   $ 9,432
                                                    =======     ========   =======

(1)  Represents a net gain on the sale of a distribution center.

RECEIVABLES SECURITIZATION PROGRAM

As part of an overall financing strategy, the Company utilizes a standard third-party receivables securitization program, to provide low-cost funding. Under this $163.0 million program the Company sells, on a revolving basis, its eligible accounts receivable (except for certain excluded accounts receivable, which initially includes all accounts receivable from Azerty and Lagasse) to the Receivables Company, a wholly owned offshore, bankruptcy-remote special purpose limited liability company. This company in turn ultimately transfers the eligible accounts receivable to a third-party, multi-seller asset-backed commercial paper program, existing solely for the purpose of issuing commercial paper rated A-1/P-1 or higher. The sale of trade accounts receivable includes not only those eligible receivables that existed on the closing date of the Receivables Securitization Program, but also eligible accounts receivable created thereafter. Affiliates of PNC Bank and JP Morgan Chase act as funding agents. The funding agents, together with other commercial banks rated at least A-1/P-1, provide standby liquidity funding to support the sale of the accounts receivable by the Receivables Company under 364-day liquidity facilities.

The Receivables Securitization Program is accounted for as a sale in accordance with FASB Statement No. 140 "ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES." The Company formed a master trust for purposes of pooling its eligible accounts receivable. The Company transfers all of its right, title and interest in, to and under these accounts receivable to the master trust. At the direction of the Company, this master trust issues investor certificates that represent undivided interests in the eligible accounts receivable. Accounts receivable sold under these arrangements are excluded from accounts receivable in the Consolidated Balance Sheets. The interest rate on the certificates issued under the Receivables Securitization Program during 2001 ranged between 2.1% and 6.5% annually. The Company's retained interests on $244.8 million and $248.2 million of receivables in the master trust as of December 31, 2001 and 2000, were approximately $119.8 million and $98.2 million, respectively. Accordingly, as of December 31, 2001 and 2000, the Company had sold $125.0 and $150.0 million, respectively, of accounts receivable through the Receivables Securitization Program. The retained interest, which is included in the accounts receivable balance reflected in the Consolidated Balance Sheets, is recorded at fair value. Due to a short average collection cycle for such accounts receivable of approximately 40 days and the Company's collection history, the fair value of the Company's retained interest approximates book value. Losses recognized on the sale of accounts receivable totaled approximately $7.0 million, $11.1 million and $9.4 million in 2001, 2000, and 1999, respectively. These costs vary on a monthly basis and generally are related to certain short-term interest rates. These costs are included in the Consolidated Statements of Income under the caption Other Expense. As a result of the short average collection cycle referenced above, proceeds from the collections under this revolving agreement were $2.8 billion, $2.9 billion and $2.8 billion in 2001, 2000, and 1999, respectively. The Company has retained the responsibility for servicing accounts receivable transferred to the master trust. No servicing asset or liability has been recorded because the fees the Company receives for servicing the receivables approximate the related costs. No accounts receivable sold to the master trust were written off during 2001, 2000 or 1999.

6.   EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period. Stock options and deferred stock units are considered common equivalent shares.

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                        Years Ended December 31,
                                                   --------------------------------
                                                     2001       2000       1999
                                                   --------   --------   --------
Numerator:

 Income before extraordinary item                  $ 56,978   $ 98,643   $ 83,409
 Extraordinary item                                      --     (6,476)        --
                                                   --------   --------   --------
 Net income                                        $ 56,978   $ 92,167   $ 83,409
                                                   ========   ========   ========

Denominator:

 Denominator for basic earnings per
 share - weighted average shares                     33,561     34,101     34,708

 Effect of dilutive securities:
  Employee stock options                                367        674        500
                                                   --------   --------   --------
 Denominator for diluted earnings per
 share                                               33,928     34,775     35,208
                                                   ========   ========   ========

Earnings per common share:

 Basic
  Income before extraordinary item                 $   1.70   $   2.89    $  2.40
  Extraordinary item                                     --      (0.19)        --
                                                   --------   --------   --------
  Net income per share                             $   1.70   $   2.70    $  2.40
                                                   ========   ========   ========

 Diluted
  Income before extraordinary item                 $   1.68   $   2.84    $  2.37
  Extraordinary item                                     --      (0.19)        --
                                                   --------   --------   --------
  Net income per share                             $   1.68   $   2.65    $  2.37
                                                   ========   ========   ========

7.   LONG-TERM DEBT

United is a holding company and, as a result, its primary source of funds is cash generated from operating activities of its operating subsidiary, USSC, and bank borrowings by USSC. The Credit Agreement and the indentures governing the 8.375% Notes (as defined) contain restrictions on the ability of USSC to transfer cash to United.

Long-term debt consisted of the following amounts (dollars in thousands):

                                                                           As of December 31,
                                                                          ----------------------
                                                                             2001         2000
                                                                          ---------    ---------
   Revolver                                                               $      --    $  98,000
   Tranche A term loan, due in installments until March 31, 2004             32,331       44,325
   Tranche A-1 term loan due in installments until June 30, 2005            109,375      137,500
   8.375% Senior Subordinated Notes, due April 15, 2008                     100,000      100,000
   Industrial development bonds, at market interest rates,
    maturing at various dates through 2011                                   14,300       14,300
   Industrial development bonds, at 66% to 78% of prime,
    maturing at various dates through 2004                                   15,500       15,500
   Other long-term debt                                                         199          242
                                                                          ---------    ---------
    Subtotal                                                                271,705      409,867
    Less - current maturities                                               (52,970)     (40,273)
                                                                          ---------    ---------
   Total                                                                  $ 218,735    $ 369,594
                                                                          =========    =========

The prevailing prime interest rates at the end of 2001 and 2000 were 4.75% and 9.50%, respectively.

In order to restate and further amend the Second Amended and Restated Credit Agreement, dated April 3, 1998 (the "Prior Credit Agreement"), USSC, as issuer, entered into the Third Amended and Restated Revolving Credit Agreement, dated June 29, 2000, with various lenders and the administrative agent named therein (the "Credit Agreement"). The Credit Agreement, among other things, provides a facility ("Tranche A Term Loan Facility") for the continuation of the term loans outstanding as of its effective date under the Prior Credit Agreement, an additional $150.0 million aggregate principal amount, five-year term loan facility (the "Tranche A-1 Term Loan Facility" and, together with the Tranche A Term Loan Facility, the "Term Loan Facilities"), and a revolving credit facility of up to $250.0 million aggregate principal amount (the "Revolving Credit Facility").

As of December 31, 2001, the available credit under Term Loan Facilities included $141.7 million of term loan borrowings. In addition, the Company has $100.0 million of 8.375% Senior Subordinated Notes due 2008, and $29.8 million of industrial development bonds.

As of December 31, 2001, principal amounts borrowed and outstanding under the Term Loan Facilities consisted of a $32.3 million Tranche A Term Loan Facility and a $109.4 million Tranche A-1 Term Loan Facility. Amounts outstanding under the Tranche A Term Loan Facility are to be repaid in nine quarterly installments ranging from $3.1 million at March 31, 2002, to $3.7 million at March 31, 2004. Amounts outstanding under the Tranche A-1 Term Loan Facility are to be repaid in 14 quarterly installments of $7.8 million.

The Revolving Credit Facility is limited to $250.0 million, less the aggregate amount of letter of credit liabilities under the facility, and contains a provision for swingline loans in an aggregate amount up to $25.0 million. The Revolving Credit Facility matures on March 31, 2004. The Company had no borrowings outstanding under the Revolving Credit Facility at December 31, 2001. As of December 31, 2001, the Company had $215.8 million available under its Revolving Credit Facility after deducting certain outstanding letter-of-credit liabilities of $34.2 million.

As collateral security for the obligations of USSC and security interests, liens have been placed upon accounts receivable and related instruments, inventory, equipment, contract rights, intellectual property and all other tangible and intangible personal property (including proceeds) and fixtures and certain real property of USSC and its domestic subsidiaries, other than accounts receivables sold in connection with the Receivables Securitization Program. Also securing these obligations are first priority pledges of all of the outstanding stock of USSC and of its domestic direct and indirect subsidiaries, including Lagasse and Azerty but excluding The Order People Company, as well as certain of the stock of identified foreign direct and indirect subsidiaries of USSC (excluding USS Receivables Company, Ltd.).

The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest as determined within a pricing matrix. The interest rate is based on the ratio of total debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA"). The Tranche A Term Loan Facility and Revolving Credit Facility bear interest at the prime rate plus 0% to 1.00%, or, at the Company's option, the London Interbank Offered Rate ("LIBOR") plus 1.25% to 2.25%. The Tranche A-1 Term Loan Facility bears interest at the prime rate plus 0.25% to 1.25%, or, at the Company's option, LIBOR plus 1.50% to 2.50%.

The Credit Agreement contains representations and warranties, affirmative and negative covenants, and events of default customary for financings of this type. At December 31, 2001, the Company was in compliance with all covenants contained in the Credit Agreement.

The right of United to participate in any distribution of earnings or assets of USSC is subject to the prior claims of the creditors of USSC. In addition, the Credit Agreement contains certain restrictive covenants, including covenants that restrict or prohibit USSC's ability to pay cash dividends and make other distributions to United.

The Company is exposed to market risk for changes in interest rates. The Company may enter into interest rate protection agreements, including collar agreements, to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. These agreements generally require the Company to pay to or entitle the Company to receive from the other party the amount, if any, by which the Company's interest payments fluctuate beyond the rates specified in the agreements. The Company is subject to the credit risk that the other party may fail to perform under such agreements. The Company's cost for these agreements was amortized to interest expense over the term of the agreements, and the unamortized cost was included in other assets. Any payments received or made as a result of the agreements were recorded as an addition to or a reduction from interest expense. For the year ended December 31, 1999, the Company recorded $0.2 million to interest expense resulting from LIBOR rate fluctuations below the floor rate specified in the collar agreements. The Company's interest rate collar agreements on $200.0 million of borrowings at LIBOR rates between 5.2% and 8.0% expired on October 29, 1999. As of December 31, 2001, the Company has not entered into any new interest rate collar agreements.

Debt maturities for the years subsequent to December 31, 2001, are as follows (dollars in thousands):

Year                                Amount
----                                ------
2002                             $   52,970
2003                                 53,401
2004                                 42,909
2005                                 15,625
2006                                     --
Later years                         106,800
                                 ----------
Total                            $  271,705
                                 ==========

As of December 31, 2001 and 2000, the Company had issued letters of credit of $38.6 million and $53.0 million, respectively, of which $36.0 million and $49.6 million, respectively, were outstanding.

12.75% SENIOR SUBORDINATED NOTES

The 12.75% Senior Subordinated Notes ("12.75% Notes") were originally issued on May 3, 1995, under the 12.75% Notes Indenture. On May 2, 2000, the Company redeemed the remaining $100.0 million of its 12.75% Senior Subordinated Notes. The 12.75% Notes were redeemed at the redemption price of 106.375% of the principal amount plus accrued interest. As a result, the Company recognized an extraordinary loss on the early retirement of debt of approximately $10.7 million ($6.5 million net of tax benefit of $4.2 million). This charge included the write-off of approximately $4.3 million ($2.6 million net of tax benefit of $1.7 million) of capitalized costs. The redemption was funded through the Company's Revolving Credit Facility.

8.375% SENIOR SUBORDINATED NOTES

The 8.375% Senior Subordinated Notes ("8.375% Notes") were issued on April 15, 1998, under the 8.375% Notes Indenture. As of December 31, 2001, the aggregate outstanding principal amount of 8.375% Notes was $100.0 million. The 8.375% Notes are unsecured senior subordinated obligations of USSC, and payment of the 8.375% Notes is fully and unconditionally guaranteed by the Company and USSC's domestic "restricted" subsidiaries that incur indebtedness (as defined in the 8.375% Notes Indenture) on a senior subordinated basis. The 8.375% Notes mature on April 15, 2008, and bear interest at the rate of 8.375% per annum, payable semi-annually on April 15 and October 15 of each year.

The 8.375% Notes are redeemable at the option of USSC at any time on or after April 15, 2003, in whole or in part, at the following redemption prices (expressed as percentages of principal amount):

                                                           Redemption
                  Year Beginning April 15,                    Price
                  ------------------------              -----------------
                  2003..................................    104.188%
                  2004..................................    102.792%
                  2005..................................    101.396%

After 2005 the Notes are payable at 100% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date.

Upon the occurrence of a change of control (which includes the acquisition by any person or group of more than 50% of the voting power of the outstanding Common Stock of either the Company or USSC, or certain significant changes in the composition of the Board of Directors of either the Company or USSC), USSC shall be obligated to offer to redeem all or a portion of each holder's 8.375% Notes at 101% of the principal amount, together with accrued and unpaid interest, if any, to the date of the redemption. This obligation, if it arose, could have a material adverse effect on the Company. The 8.375% Notes Indenture governing the 8.375% Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. In addition, the 8.375% Notes Indenture provides for the issuance of up to $100.0 million aggregate principal amount of additional 8.375% Notes having substantially identical terms and conditions to the 8.375% Notes, subject to compliance with the covenants contained in the 8.375% Notes Indenture, including compliance with the restrictions contained in the 8.375% Notes Indenture relating to incurrence of indebtedness.

8.   LEASES

The Company has entered into non-cancelable long-term leases for certain property and equipment. Future minimum lease payments under operating leases in effect at December 31, 2001 having initial or remaining non-cancelable lease terms in excess of one year are as follows (dollars in thousands):

                                            Operating
Year                                        Leases(1)
----                                        ---------
2002                                        $  43,887
2003                                           36,286
2004                                           31,840
2005                                           26,892
2006                                           19,647
Later years                                    53,321
                                            ---------
Total minimum lease payments                $ 211,873
                                            =========

(1)  Operating leases are net of immaterial sublease income.

Operating lease expense was approximately $44.7 million, $31.0 million, and $27.1 million in 2001, 2000, and 1999, respectively.

9.   PENSION PLANS AND DEFINED CONTRIBUTION PLAN

PENSION PLANS

As of December 31, 2001, the Company has pension plans covering approximately 4,600 of its employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

The following table sets forth the plans' changes in Projected Benefit Obligation for the years ended December 31, 2001 and 2000 (dollars in thousands):

                                                    2001        2000
                                                  --------    --------
Benefit obligation at beginning of year           $ 44,419    $ 35,647
Service cost - benefit earned during the period      3,452       3,171
Interest cost on projected benefit obligation        3,463       2,997
Amendments                                              --         267
Actuarial loss                                       6,053       3,447
Curtailment gain                                      (486)         --
Benefits paid                                       (1,375)     (1,110)
                                                  --------    --------
Benefit obligation at end of year                 $ 55,526    $ 44,419
                                                  ========    ========

The plans' assets consist of corporate and government debt securities and equity securities. The following table sets forth the change in the plans' assets for the years ended December 31, 2001 and 2000 (dollars in thousands):

                                                    2001        2000
                                                  --------    --------
Fair value of assets at beginning of year         $ 56,847    $ 47,891
Actual return on plan assets                       (12,213)      8,015
Company contributions                                  430       2,051
Benefits paid                                       (1,375)     (1,110)
                                                  --------    --------
Fair value of plan assets at end of year          $ 43,689    $ 56,847
                                                  ========    ========

The following table sets forth the plans' funded status as of December 31, 2001 and 2000 (dollars in thousands):

                                                    2001        2000
                                                  --------    --------
Funded status of the plan                         $(11,836)   $ 12,428
Unrecognized prior service cost                      1,293       1,429
Unrecognized net actuarial loss (gain)               8,300     (15,113)
                                                  --------    --------
Pension liability recognized
   in the Consolidated Balance Sheets             $ (2,243)   $ (1,256)
                                                  ========    ========

Net periodic pension cost for 2001, 2000 and 1999 for pension and supplemental benefit plans includes the following components (dollars in thousands):

                                                    2001       2000       1999
                                                  -------    -------    -------
Service cost - benefit earned during the period   $ 3,452    $ 3,171    $ 3,231
Interest cost on projected benefit obligation       3,463      2,997      2,598
Expected return on plan assets                     (4,809)    (4,114)    (3,485)
Amortization of prior service cost                    126        111         99
Plan curtailment loss                                  10         --        193
Amortization of actuarial gain                       (825)      (623)       (13)
                                                  -------    -------    -------
Net periodic pension cost                         $ 1,417    $ 1,542    $ 2,623
                                                  =======    =======    =======

The assumptions used in accounting for the Company's defined benefit plans are set forth below:

                                                     2001       2000       1999
                                                   -------    -------    -------
Assumed discount rate                                7.25%      7.75%      7.75%
Rate of compensation increase                        5.00%      5.50%      5.50%
Expected long-term rate of return on plan assets     8.50%      8.50%      8.50%

DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan. Salaried employees and non-union hourly paid employees are eligible to participate after completing six consecutive months of employment. The plan permits employees to have contributions made as 401(k) salary deferrals on their behalf, or as voluntary after-tax contributions, and provides for Company contributions, or contributions matching employees' salary deferral contributions, at the discretion of the Board of Directors. Company contributions to match employees' contributions were approximately $3.6 million, $3.1 million and $1.5 million in 2001, 2000 and 1999, respectively.

10.  POSTRETIREMENT BENEFITS

The Company maintains a postretirement plan. The plan is unfunded and provides health care benefits to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductible, co-payment provision and other limitations. The following tables set forth the plan's change in Accrued Postretirement Benefit Obligation ("APBO"), plan assets and funded status for the years ended December 31, 2001 and 2000 (dollars in thousands):

                                                    2001       2000
                                                  -------    -------
Benefit obligation at beginning of year           $ 4,780    $ 3,606
Service cost - benefit earned during the period       620        574
Interest cost on projected benefit obligation         366        335
Plan participants' contributions                      151        111
Actuarial loss                                         93        613
Curtailment gain                                     (202)        --
Benefits paid                                        (266)      (459)
                                                  -------    -------
Benefit obligation at end of year                 $ 5,542    $ 4,780
                                                  =======    =======

Fair value of assets at beginning of year         $    --    $    --
Company contributions                                 115        348
Plan participants' contributions                      151        111
Benefits paid                                        (266)      (459)
                                                  -------    -------
Fair value of plan assets at end of year          $    --    $    --
                                                  =======    =======

Funded status of the plan                         $(5,542)   $(4,780)
Unrecognized net actuarial gain                        --        (65)
                                                  -------    -------
Accrued postretirement benefit obligation
   in the Consolidated Balance Sheets             $(5,542)   $(4,845)
                                                  =======    =======

The costs of postretirement health care benefits for the years ended December 31, 2001, 2000 and 1999 were as follows (dollars in thousands):

                                                   2001     2000     1999
                                                  -----    -----   ------
Service cost - benefit earned during the period   $ 620    $ 574   $  498
Interest cost on projected benefit obligation       366      335      229
Curtailment gain                                   (174)      --       --
Amortization of actuarial gain                       --       --       (7)
                                                  -----    -----   ------
Net periodic postretirement benefit cost          $ 812    $ 909   $  720
                                                  =====    =====   ======

The assumptions used in accounting for the Company's postretirement plan for the three years presented are set forth below:

                                                 2001    2000     1999
                                                -----   -----    -----
Assumed average health care cost trend           3.00%   3.00%    3.00%
Assumed discount rate                            7.25%   7.75%    7.75%

The postretirement plan states that the Company's medical cost increases for current and future retirees and their dependents are capped at 3%. Because annual medical cost increases are trending above 4% and the Company's portion of any increase is capped at 3%, a 1% increase or decrease in these costs will have no effect on the APBO, the service cost or the interest cost.

11.  STOCK OPTION PLAN

The Management Equity Plan (the "Plan") is administered by the Human Resources Committee, or the Board of Directors or by such other committee, as determined by the Board of Directors of the Company. The Plan provides for the issuance of Common Stock, through the exercise of options, to members of the Board of Directors and to key employees of the Company, either as incentive stock options or as non-qualified stock options.

In May 2000, the Company's stockholders approved the 2000 Management Equity Plan, which provided for the issuance of up to 3.7 million shares of Common Stock through the exercise of options, to members of the Board of Directors and to key employees of the Company. During 2001, 2000 and 1999, options of approximately 1.0 million, 1.0 million and 1.3 million, respectively, were granted to management employees and directors, with option exercise prices equal to fair market value, generally vesting ratably between three and five years and generally expire 10 years from the date of grant. As of December 31, 2001, there were 3.2 million shares available for future grant.

An optionee under the Plan must pay the full option price upon exercise of an option (i) in cash; (ii) with the consent of the Board of Directors, by delivering mature shares of Common Stock already owned by the optionee and having a fair market value at least equal to the exercise price; or (iii) in any combination of the above. The Company may require the optionee to satisfy federal tax withholding obligations with respect to the exercise of options by
(i) additional withholding from the employee's salary, (ii) requiring the optionee to pay in cash, or (iii) reducing the number of shares of Common Stock to be issued to meet only the minimum statutory withholding requirement (except in the case of incentive stock options).

The following table summarizes the transactions of the Plan for the last three years:

                                                    Weighted                          Weighted                        Weighted
                                                     Average                           Average                         Average
     Management Equity Plan                         Exercise                          Exercise                        Exercise
  (excluding restricted stock)      2001             Prices          2000              Prices          1999            Prices
------------------------------    ---------         ---------      ---------         ---------      ---------         ---------
Options outstanding at
 beginning of the year            3,430,555         $   23.13      2,968,875         $   19.60      2,212,578         $   15.28
Granted                           1,093,740             32.87        984,100             28.85      1,293,025             22.89
Exercised                          (640,084)            20.43       (396,480)            10.82       (434,978)             6.52
Canceled                           (700,283)            27.61       (125,940)            23.40       (101,750)            23.41
                                  ---------         ---------      ---------         ---------      ---------         ---------
Options outstanding at
 end of the year                  3,183,928         $   25.29      3,430,555         $   23.13      2,968,875         $   19.60
                                  =========         =========      =========         =========      =========         =========
Number of options
 exercisable                        977,253         $   19.66        834,225         $   19.04        701,160         $   12.98
                                  =========         =========      =========         =========      =========         =========

The following table summarizes information concerning the Plan's outstanding options as of December 31, 2001:

                                Remaining
     Exercise                   Contractual
      Prices   Outstanding      Life (Years)  Exercisable
     --------  -----------      ------------  -----------
     $  10.81     500,000          5.5          400,000
        22.00     237,130          7.6           59,080
        22.13      30,000          6.0           24,000
        23.38     332,740          6.2          110,380
        23.38     448,060          7.2          139,640
        26.25      30,000          8.2            6,000
        26.83      30,000          9.0            6,000
        29.13     627,158          8.7          190,153
        30.56       3,600          6.5            2,400
        30.84      51,000         10.0               --
        31.63      30,000          6.3           18,000
        32.40      20,000          9.7               --
        32.99     810,640          9.7               --
        33.06      30,000          6.7           18,000
        33.56       3,600          6.7            3,600
                ---------                     ---------
        Total   3,183,928                       977,253
                =========                     =========

The Company elected the supplemental disclosure requirements of SFAS No. 123, "ACCOUNTING FOR STOCK-BASED Compensation." Accordingly, the Company is required to disclose pro forma net income and earnings per share as if the fair value-based accounting method in SFAS No. 123 had been used to account for stock-based compensation cost.

Options granted under the Plan during 2001, 2000 and 1999 did not require compensation cost to be recognized in the income statement. However, they are subject to the supplemental disclosure requirements of SFAS No. 123. Had compensation cost been determined on the basis of SFAS No. 123 for options granted during 2001, 2000 and 1999, net income and earnings per share would have been adjusted as follows (in thousands, except per share data):

                                                      2001         2000         1999
                                                   ----------   ----------  -----------
Net Income Attributable to Common Stockholders:
 As reported                                       $   56,978   $   92,167  $    83,409
 Pro forma                                             52,488       87,951       79,821

Net Income per Common Share - Basic:
 As reported                                       $     1.70   $     2.70  $      2.40
 Pro forma                                               1.56         2.58         2.30
 Average number of common shares (in thousands)        33,561       34,101       34,708

Net Income per Common Share - Diluted:
 As reported                                       $     1.68   $     2.65  $      2.37
 Pro forma                                               1.55         2.53         2.27
 Average number of common shares (in thousands)        33,928       34,775       35,208

The Company uses a binomial option pricing model to estimate the fair value of options at the date of grant. The weighted average assumptions used to value options and the weighted average fair value of options granted during 2001, 2000 and 1999 were as follows:

                                                   2001          2000          1999
                                                 --------    ----------     ----------
Fair value of options granted                    $  12.73     $   13.84     $    13.20
Exercise price                                      32.87         28.85          22.89
Expected stock price volatility                      51.0%         52.8%          55.5%
Expected dividend yield                               0.0%          0.0%           0.0%
Risk-free interest rate                               4.6%          6.1%           5.1%
Expected life of options                           3 years       4 years        6 years

RETENTION GRANT PLAN

During 2001, the Company established a Retention Grant Plan (the "Retention Plan") to retain key executives and to provide additional incentive for such key executives to achieve the objectives and promote the business success of the Company by providing such individuals opportunities to acquire common shares of the Company through the settlement of deferred stock units. Each deferred stock unit is equal to one share of the Company's Common Stock. The maximum number of deferred stock units that may be granted under the Retention Plan is 270,000. During 2001, 100,000 deferred stock units were granted with a cliff vesting of eight years, subject to certain accelerated vesting conditions. The value of the grant of $24.25 per deferred stock unit was established by the market price of the Company's Common Stock on the date of the grant. During 2001, the Company recorded approximately $0.2 million of expense in connection with the Retention Plan.

DIRECTORS GRANT PLAN

During 2001, the Company established a Directors Grant Plan (the "Directors Plan") to retain directors who are not employees of the Company and to provide additional incentive for such directors to achieve the objectives and promote the business success of the Company by providing such individuals opportunities to acquire common shares of the Company through the settlement of deferred stock units. Each deferred stock unit is equal to one share of the Company's Common Stock. At such times as determined by the Board of Directors of the Company, each director of the Company who is not an employee of the Company may be granted up to 4,000 deferred stock units each year as determined by the Board of Directors in its sole discretion. Vesting terms will be determined at the time of the grant. During 2001, 19,200 deferred stock units were granted to certain members of the Board of Directors, which vested immediately. The value of the grant was established by the market price of the Company's Common Stock on the date of the grant. During 2001, the Company recorded approximately $0.6 million of expense, which represented the entire value of the grant, in connection with the Directors Plan.

12.  PREFERRED STOCK

The Company's authorized capital shares include 15.0 million shares of preferred stock. The rights and preferences of preferred stock are established by the Company's Board of Directors upon issuance. At December 31, 2001, the Company had no preferred stock outstanding and all 15.0 million shares are specified as undesignated preferred stock.

13.  INCOME TAXES

The provision for income taxes consisted of the following (dollars in thousands):

                                               Years Ended December 31,
                                          -------------------------------
                                             2001        2000       1999
                                          --------    --------   --------
Currently Payable-
 Federal                                  $ 41,271    $ 49,329   $ 47,774
 State                                       6,712      10,824     11,722
                                          --------    --------   --------
   Total currently payable                  47,983      60,153     59,496

Deferred, net-
 Federal                                    (9,857)      4,491        530
 State                                      (1,463)        829        132
                                          --------    --------   --------
   Total deferred, net                     (11,320)      5,320        662
                                          --------    --------   --------
Provision for income taxes                $ 36,663    $ 65,473   $ 60,158
                                          ========    ========   ========

The Company's effective income tax rates for the years ended December 31, 2001, 2000 and 1999 varied from the statutory federal income tax rate as set forth in the following table (dollars in thousands):

                                                                  Years Ended December 31,
                                  --------------------------------------------------------------------------------------------
                                          2001                               2000                               1999
                                  ------------------------         --------------------------         -------------------------
                                                 % of Pre-                         % of Pre-                         % of Pre-
                                    Amount      tax Income          Amount         tax Income          Amount        tax Income
                                  ---------     ----------         --------       -----------         --------       ----------
Tax provision based on the
 federal statutory rate           $  32,774           35.0%        $ 57,441              35.0%        $ 50,248             35.0%
State and local income
 taxes - net of federal
 income tax benefit                   3,371            3.6            7,713               4.7            7,710              5.4
Non-deductible and other                518            0.6              319               0.2            2,200              1.5
                                  ---------     ----------         --------       -----------         --------       ----------
Provision for income taxes        $  36,663           39.2%        $ 65,473              39.9%        $ 60,158             41.9%
                                  =========     ==========         ========       ===========         ========       ==========

The deferred tax assets and liabilities resulted from temporary differences in the recognition of certain income and expense items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (dollars in thousands):

                                                             As of December 31,
                                           ---------------------------------------------------
                                                      2001                     2000
                                           -------------------------   -----------------------
                                              Assets     Liabilities     Assets    Liabilities
                                           -----------   -----------   ---------   -----------
Accrued expenses                           $    12,233   $        --   $  13,926   $        --
Allowance for doubtful accounts                  5,930            --       6,251            --
Inventory reserves and adjustments                  --        14,125          --        13,411
Depreciation and amortization                       --        29,784          --        28,604
Restructuring costs                             13,968            --          --            --
Reserve for stock option compensation            1,394            --         447            --
Other                                            5,397            --       5,858            --
                                           -----------   -----------   ---------   -----------
Total                                      $    38,922   $    43,909   $  26,482   $    42,015
                                           ===========   ===========   =========   ===========

In the Consolidated Balance Sheets, these deferred assets and liabilities were classified on a net basis as current and non-current, based on the classification of the related asset or liability or the expected reversal date of the temporary difference.

14.  SUPPLEMENTAL CASH FLOW INFORMATION

In addition to the information provided in the Consolidated Statements of Cash Flows, the following are supplemental disclosures of cash flow information for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                                            2001             2000              1999
                                                         ----------       ----------        ----------
Cash Paid During the Year for:
  Interest                                               $   27,036       $   28,555        $   27,449
  Discount on the sale of accounts receivable                 6,882           10,632             8,919
  Income taxes                                               41,075           62,691            54,520

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments is as follows (dollars in thousands):

                                                          As of December 31, 2001                     As of December 31, 2000
                                                   ----------------------------------         -------------------------------------
                                                    Carrying Amount        Fair Value         Carrying Amount          Fair Value
                                                   ----------------        ----------         ----------------         ------------
Cash and cash equivalents                          $         28,814         $  28,814         $       19,784           $     19,784
Current maturities of long-term debt                         52,970            52,970                 40,273                 40,273
Long-term debt:
   8.375% Subordinated Notes                                100,000           101,020                100,000                 92,950
   All other                                                118,735           118,735                269,594                269,594

The fair value of the Notes are based on quoted market prices and quotes from counterparties, respectively.

16.  QUARTERLY FINANCIAL DATA - UNAUDITED

                                                                                                         Income /
                                                                       Income /                           (Loss)            Net
                                                                       (Loss)                           Per Diluted       Income /
(dollars in                                                             Before              Net         Share Before       (Loss)
thousands,                                                         Extraordinary          Income /      Extraordinary   Per Diluted
except share data)               Net Sales       Gross Profit           Item               (Loss)         Item (1)        Share (1)
                               ------------      ------------      -------------         ----------     -------------   -----------
YEAR ENDED DECEMBER 31, 2001

First Quarter                  $  1,059,842       $   166,123      $      21,613         $   21,613       $     0.64     $    0.64
Second Quarter                      978,886           155,003             21,841             21,841             0.65          0.65
Third Quarter                       950,910           152,403             (5,943)            (5,943)           (0.18)        (0.18)
Fourth Quarter                      936,298           146,264             19,467             19,467             0.57          0.57
                               ------------      ------------      -------------         ----------
Total                          $  3,925,936       $   619,793      $      56,978         $   56,978             1.68          1.68
                               ============      ============      =============         ==========

YEAR ENDED DECEMBER 31, 2000

First Quarter                  $    994,883       $   158,130      $      23,924         $   23,924       $     0.69     $    0.69
Second Quarter                      944,023           148,795             22,768             16,292             0.65          0.47
Third Quarter                     1,015,441           164,516             26,427             26,427             0.76          0.76
Fourth Quarter                      990,515           172,403             25,524             25,524             0.74          0.74
                               ------------      ------------      -------------         ----------
Total                          $  3,944,862       $   643,844      $      98,643         $   92,167             2.84          2.65
                               ============      ============      =============         ==========

(1) As a result of changes in the number of common and common equivalent shares during the year, the sum of quarterly earnings per share will not necessarily equal earnings per share for the total year.

17.  CONDENSED CONSOLIDATING FINANCIAL STATEMENTS  - UNAUDITED

The following table presents condensed consolidating financial information, as required by the Company's 8.375% Notes, for United Stationers Inc., the parent holding company; United Stationers Supply Co., the issuer; Azerty Incorporated, The Order People, Lagasse, Inc, United Stationers Financial Services LLC, and United Stationers Technology Services LLC, the guarantors; United Worldwide Limited, United Stationers Hong Kong Limited and USS Receivables Company, LTD., are non-guarantors; and elimination adjustments. Separate financial statements of the guarantors are not presented, as the Company believes the condensed consolidating financial information is more meaningful in understanding the statements of operations, balance sheets, and cash flows of the guarantor subsidiaries. Therefore, the following condensed consolidating financial information has been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.

                     CONDENSED CONSOLIDATING BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                United        United
                                              Stationers    Stationers
                                                 Inc.       Supply Co.     Subsidiary     Subsidiary
                                               (Parent)      (Issuer)      Guarantors   Non-Guarantors   Eliminations   Consolidated
                                              ----------   ------------   -----------   --------------  --------------  ------------
DECEMBER 31, 2001
ASSETS
  Cash and cash equivalents                   $      424   $     19,349   $     7,673   $        1,368  $            -  $     28,814
  Accounts receivable, net                             -         48,764       170,429          220,031        (128,177)      311,047
  Inventories                                          -        450,278       131,427                -               -       581,705
  Other current assets                                 -         30,287         5,214               16          (6,985)       28,532
  Property, plant and equipment, net                   -        171,031        17,963               18               -       189,012
  Goodwill, net                                        -         67,674       112,443                -               -       180,117
  Intercompany notes receivable                  109,539         51,155        54,978                -        (215,672)            -
  Investment in subsidiaries                     630,880        249,309        30,630                -        (910,819)            -
  Other noncurrent assets                              4         11,303        12,540                -          (3,487)       20,360
                                              ----------   ------------   -----------   --------------  --------------  ------------
   Total assets                                  740,847      1,099,150       543,297          221,433      (1,265,140)    1,339,587
                                              ==========   ============   ===========   ==============  ==============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts payable                                     -        253,561        87,261                -          (4,100)      336,722
  Accrued liabilities                              2,549         92,935        52,592            5,016          (5,452)      147,640
  Current maturities of long-term debt                 -         52,830           140                -               -        52,970
  Deferred income taxes                                -         18,418          (190)               -               -        18,228
  Long-term obligations                                -        261,390       (16,044)         125,000        (125,000)      245,346
  Intercompany notes payable                           -        109,539        51,155           54,978        (215,672)            -
  Stockholders' equity                           738,298        310,477       368,383           36,439        (914,916)      538,681
                                              ----------   ------------   -----------   --------------  --------------  ------------
   Total liabilities and stockholders' equity $  740,847   $  1,099,150   $   543,297   $      221,433  $   (1,265,140) $  1,339,587
                                              ==========   ============   ===========   ==============  ==============  ============
DECEMBER 31, 2000
ASSETS
  Cash and cash equivalents                   $      424   $     13,202   $     4,201   $        1,957  $            -  $     19,784
  Accounts receivable, net                             -        139,905       124,451          241,572        (175,994)      329,934
  Inventories                                          -        524,120       164,806                -               -       688,926
  Other current assets                                 -         10,599         5,239                5               -        15,843
  Property, plant and equipment, net                   -        179,370        10,412                5               -       189,787
  Goodwill, net                                        -         77,914       104,009                -               -       181,923
  Intercompany notes receivable                  102,317        112,555             -                -        (214,872)            -
  Investment in subsidiaries                     525,011        197,198             -                -        (722,209)            -
  Other noncurrent assets                              2         21,157             -                -            (329)       20,830
                                              ----------   ------------   -----------   --------------  --------------  ------------
   Total assets                                  627,754      1,276,020       413,118          243,539      (1,113,404)    1,447,027
                                              ==========   ============   ===========   ==============  ==============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  Accounts payable                                     -        273,697       119,092                -               -       392,789
  Accrued liabilities                              3,102         95,001        27,563            5,575          (5,272)      125,969
  Current maturities of long-term debt                 -         40,193            80                -               -        40,273
  Deferred income taxes                                -         22,301           402                -               -        22,703
  Long-term obligations                                -        393,178        (6,324)         150,000        (150,000)      386,854
  Intercompany notes payable                           -        102,317        47,098           65,457        (214,872)            -
  Stockholders' equity                           624,652        349,333       225,207           22,507        (743,260)      478,439
                                              ----------   ------------   -----------   --------------  --------------  ------------
   Total liabilities and stockholders' equity $  627,754   $  1,276,020   $   413,118   $      243,539  $   (1,113,404) $  1,447,027
                                              ==========   ============   ===========   ==============  ==============  ============

                  CONDENSED CONSOLIDATING STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                              United
                                            United          Stationers
                                         Stationers Inc.    Supply Co.    Subsidiary     Subsidiary
                                           (Parent)           (Issuer)    Guarantors    Non-Guarantors  Eliminations  Consolidated
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
FOR THE YEAR ENDED DECEMBER 31, 2001:

Net revenue                              $             -   $  2,867,543   $ 1,150,939   $       27,190  $   (119,736) $   3,925,936
Cost of goods sold                                     -      2,350,790       967,160               -        (11,807)     3,306,143
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Gross profit                                           -        516,753       183,779           27,190      (107,929)       619,793
Warehouse, marketing and
  administrative expenses                              -        388,786       106,850            3,350       (48,851)       450,135
Restructuring charge                                   -         30,072        17,531                -             -         47,603
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Total operating expenses                               -        418,858       124,381            3,350       (48,851)       497,738
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Income (loss) from operations                          -         97,895        59,398           23,840       (59,078)       122,055
Other expense (income)                                 -         76,813       (30,044)               -       (42,148)         4,621
Interest (income) expense                         (7,222)        27,559         6,949          13,437        (16,930)        23,793
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Income before income taxes                         7,222         (6,477)       82,493           10,403             -         93,641
Income taxes                                       2,549            245        29,717            4,152             -         36,663
Equity from subsidiaries                          52,305          6,251             -                -       (58,556)             -
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Net income (loss)                        $        56,978   $       (471)  $    52,776  $         6,251  $    (58,556) $      56,978
                                         ===============   ============   ===========  ===============  ============  =============

FOR THE YEAR ENDED DECEMBER 31, 2000:

Net revenue                              $             -   $  2,965,590   $   982,904  $        33,305  $    (36,937) $   3,944,862
Cost of goods sold                                     -      2,417,632       885,179                -        (1,793)     3,301,018
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Gross profit                                           -        547,958        97,725           33,305       (35,144)       643,844
Warehouse, marketing and
  administrative expenses                              -        381,623        59,212            3,495        (3,032)       441,298
Other expense                                          -         32,180             -                -       (20,979)        11,201
Interest expense                                  (8,793)        24,575         4,220           18,360       (11,133)        27,229
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Income before income taxes and
  and extraordinary item                           8,793        109,580        34,293           11,450             -        164,116
Income taxes                                       3,103         43,655        14,196            4,519             -         65,473
Equity from subsidiaries                          91,117          6,931             -                -       (98,048)             -
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Income before extraordinary item                  96,807         72,856        20,097            6,931       (98,048)        98,643
Extraordinary item - loss on early
  retirement of debt, net of tax                       -          6,476             -                -             -          6,476
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Net income                               $        96,807   $     66,380   $    20,097  $         6,931  $    (98,048) $      92,167
                                         ===============   ============   ===========  ===============  ============  =============
FOR THE YEAR ENDED DECEMBER 31, 1999:

Net revenue                              $             -   $  2,624,564   $   819,448  $        31,570  $    (32,886) $   3,442,696
Cost of goods sold                                     -      2,138,757       739,782                -             -      2,878,539
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Gross profit                                           -        485,807        79,666           31,570       (32,886)       564,157
Warehouse, marketing and
  administrative expenses                              -        330,162        51,045            3,444        (2,688)       381,963
Other expense                                          -         30,237             -                -       (20,805)         9,432
Interest expense                                  (6,978)        25,364         4,894           15,308        (9,393)        29,195
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Income before income taxes                         6,978        100,044        23,727           12,818             -        143,567
Income taxes                                       2,491         42,127        10,293            5,247             -         60,158
Equity from subsidiaries                          78,922          7,571             -                -       (86,493)             -
                                         ---------------   ------------   -----------  ---------------  ------------  -------------
Net income                               $        83,409   $     65,488   $    13,434  $         7,571  $    (86,493) $      83,409
                                         ===============   ============   ===========  ===============  ============  =============

                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                    United
                                                      United      Stationers
                                                 Stationers Inc.  Supply Co.    Subsidiary   Subsidiary
                                                     (Parent)       (Issuer)    Guarantors  Non-Guarantors Eliminations Consolidated
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
FOR THE YEAR ENDED DECEMBER 31, 2001:

Net cash flows (used in) provided by
 operating activities                            $       (15,796) $    169,433  $   26,813  $       34,890 $    (24,200)$   191,140

Cash flows from investing activities:
  Acquisitions                                                                     (32,650)                                 (32,650)
  Capital expenditures                                                 (22,729)     (9,774)                                 (32,503)
  Proceeds from the disposition of
   property, plant and equipment                                         3,800          85                                    3,885
  Proceeds from the sale of Positive ID.                                            14,941                                   14,941
  Investment in subsidiaries                              12,383                                                (12,383)         --
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Net cash provided by (used in)
 investing activities                                     12,383       (18,929)    (27,398)             --      (12,383)    (46,327)

Cash flows from financing activities:
  Net repayments under revolver                                        (98,000)                                             (98,000)
  Retirements and principal payments of debt                           (40,163)                    (25,000)      25,000     (40,163)
  Issuance of treasury stock                              15,796                                                             15,796
  Acquisition of treasury stock, at cost                 (12,383)                                                           (12,383)
  Intercompany dividend                                                (12,383)                                  12,383          --
  Intercompany notes payable                                             7,222       4,057         (10,479)        (800)         --
  Payment of employee withholding
   tax related to stock option exercises                                (1,033)                                              (1,033)
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Net cash provided (used in)
 financing activities                                      3,413      (144,357)      4,057         (35,479)      36,583    (135,783)

Net change in cash and cash equivalents                       --         6,147       3,472            (589)          --       9,030
Cash and cash equivalents, beginning of year                 424        13,202       4,201           1,957           --      19,784
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Cash and cash equivalents, end of year           $           424  $     19,349  $    7,673  $        1,368 $         -- $    28,814
                                                 ===============  ============  ==========  ============== ============ ============
FOR THE YEAR ENDED DECEMBER 31, 2000:

Net cash flows (used in) provided by
 operating activities                            $        (4,247) $     30,087  $   27,957  $        1,576 $    (16,703)$    38,670
Cash flows from investing activities:
  Acquisitions                                                --       (44,233)         --              --           --     (44,233)
  Capital expenditures                                        --       (41,079)     (2,559)             --           --     (43,638)
  Investment in subsidiaries                              22,437            --          --              --      (22,437)        --
  Proceeds from the disposition of property,
     plant and equipment                                      --         4,337          --              --           --       4,337
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Net cash provided by (used in)
 investing activities                                     22,437       (80,975)     (2,559)             --      (22,437)    (83,534)

Cash flows from financing activities:
  Net borrowings under revolver                               --        45,000          --              --           --      45,000
  Retirements and principal payments of debt                  --      (128,509)         --         (10,000)      10,000    (128,509)
  Borrowings under financing agreements                       --       150,000          --              --           --     150,000
  Issuance of treasury stock                               4,247            --          --              --           --       4,247
  Acquisition of treasury stock, at cost                 (22,437)           --          --              --           --     (22,437)
  Intercompany dividend                                       --       (22,437)         --             --        22,437          --
  Intercompany notes payable                                  --         8,793     (23,703)          8,207        6,703          --
  Payment of employee withholding
   tax related to stock option exercises                      --        (2,646)         --              --           --      (2,646)
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Net cash (used in) provided by
 financing activities                                    (18,190)       50,201     (23,703)         (1,793)       39,140     45,655

Net change in cash and cash equivalents                       --          (687)      1,695            (217)          --         791
Cash and cash equivalents, beginning of year                 424        13,889       2,506           2,174           --      18,993
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Cash and cash equivalents, end of year           $           424  $     13,202  $    4,201  $        1,957 $         -- $    19,784
                                                 ===============  ============  ==========  ============== ============ ============
FOR THE YEAR ENDED DECEMBER 31, 1999:

Net cash flows (used in) provided by
 operating activities                            $        (2,848) $     54,589  $  (46,712) $       11,597 $     36,955 $    53,581

Cash flows from investing activities:
  Acquisitions                                                --        (4,680)         --              --           --      (4,680)
  Capital expenditures                                        --       (21,910)     (3,551)             --           --     (25,461)
  Investment in subsidiaries                              49,600            --          --              --      (49,600)         --
  Proceeds from the disposition of property,
     plant and equipment                                      --         4,130          --              --           --       4,130
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Net cash provided by (used in)
 investing activities                                     49,600       (22,460)     (3,551)             --      (49,600)    (26,011)

Cash flows from financing activities:
  Net borrowings under revolver                               --        29,000          --              --           --      29,000
  Retirements and principal payments of debt                  --        (7,604)         --              --           --      (7,604)
  Borrowings under financing agreements                       --           145          --              --           --         145
  Financing costs                                             --           250          --              --           --         250
  Issuance of common stock                                 2,523            --          --              --           --       2,523
  Issuance of treasury stock                                 323            --          --              --           --         323
  Acquisition of treasury stock, at cost                 (49,600)           --          --              --           --     (49,600)
  Intercompany dividend                                       --       (49,600)        --               --       49,600          --
  Intercompany notes payable                                  --          (234)     47,618         (10,429)     (36,955)         --
  Payment of employee withholding tax related to
    stock option exercises                                    --        (2,652)         --              --           --      (2,652)
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Net cash (used in) provided by
 financing activities                                    (46,754)      (30,695)     47,618         (10,429)      12,645     (27,615)

Net change in cash and cash equivalents                       (2)        1,434      (2,645)          1,168           --         (45)
Cash and cash equivalents, beginning of year                 426        12,455       5,151           1,006           --      19,038
                                                 ---------------  ------------  ----------  -------------- ------------ ------------
Cash and cash equivalents, end of year           $           424  $     13,889  $    2,506  $        2,174 $         -- $    18,993
                                                 ===============  ============  ==========  ============== ============ ============